Exhibit 99.1

Suzano S.A.

Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEETS

ASSET	Note	September 30, 2020	December 31, 2019
CURRENT
Cash and cash equivalents	5	7,247,184	3,249,127
Marketable securities	6	2,327,353	6,150,631
Trade accounts receivable	7	3,036,769	3,035,817
Inventories	8	4,245,766	4,685,595
Recoverable taxes	9	874,152	997,201
Derivative financial instruments	4	209,970	260,273
Advances to suppliers	10	102,765	170,481
Other assets		479,903	335,112
Total current assets		18,523,862	18,884,237

NON CURRENT
Marketable securities	6	183,893	179,703
Recoverable taxes	9	748,584	708,914
Deferred taxes	12	11,399,116	2,134,040
Derivative financial instruments	4	922,225	838,699
Advances to suppliers	10	1,071,249	1,087,149
Judicial deposits		266,214	268,672
Other assets		235,309	228,881

Biological assets	13	10,759,599	10,571,499
Investments	14	336,929	322,446
Property, plant and equipment	15	39,736,484	41,120,945
Right of use	19.1	4,242,105	3,850,237
Intangible	16	17,014,465	17,712,803
Total non-current		86,916,172	79,023,988
TOTAL ASSET		105,440,034	97,908,225

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEETS

LIABILITIES	Note	September 30, 2020	December 31, 2019
CURRENT
Trade accounts payable	17	2,157,286	2,376,459
Loans, financing and debentures	18.1	4,323,325	6,227,951
Lease liabilities	19.2	629,329	656,844
Derivative financial instruments	4.5	4,117,393	893,413
Taxes payable		315,080	307,639
Payroll and charges		478,732	400,435
Liabilities for assets acquisitions and subsidiaries	23	102,013	94,414
Dividends payable		4,888	5,720
Advance from customers		50,066	59,982
Other liabilities		242,321	456,338
Total current liabilities		12,420,433	11,479,195

NON CURRENT
Loans, financing and debentures	18.1	74,166,284	57,456,375
Lease liabilities	19.2	4,662,805	3,327,226
Derivative financial instruments	4.5	7,792,461	2,024,500
Liabilities for assets acquisitions and subsidiaries	23	429,357	447,201
Provision for judicial liabilities	20.1	3,403,233	3,512,477
Employee benefit plans	21.2	747,984	736,179
Deferred taxes	12	74,736	578,875
Share-based compensation plans	22.3	203,865	136,505
Other liabilities		83,086	121,723
Total non-current liabilities		91,563,811	68,341,061
TOTAL LIABILITIES		103,984,244	79,820,256

EQUITY	24
Share capital		9,235,546	9,235,546
Capital reserves		6,201,165	6,198,599
Retained earnings reserves		317,144	317,144
Other reserves		2,180,733	2,221,341
Retained loss		(16,599,888)
Controlling shareholder´s		1,334,700	17,972,630
Non-controlling interest		121,090	115,339
Total equity		1,455,790	18,087,969
TOTAL LIABILITIES AND EQUITY		105,440,034	97,908,225

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Third quarter		9 months YTD
	Note	July 1 to September 30, 2020	July 1 to September 30, 2019	September 30, 2020	September 30, 2019
NET SALES	27	7,470,835	6,599,909	22,447,301	18,963,990
Cost of sales	29	(4,473,994)	(4,986,414)	(14,082,687)	(14,933,426)
GROSS PROFIT		2,996,841	1,613,495	8,364,614	4,030,564

OPERATING INCOME (EXPENSES)
Selling	29	(522,594)	(469,014)	(1,584,628)	(1,367,298)
General and administrative	29	(312,735)	(278,976)	(963,286)	(887,772)
Income (loss) from associates and joint ventures	14	10,354	15,678	7,402	21,247
Other, net	29	(4,135)	116,132	208,267	268,447
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		2,167,731	997,315	6,032,369	2,065,188

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(1,365,381)	(1,058,484)	(3,484,931)	(3,123,771)
Financial income		58,413	108,143	261,586	393,374
Derivative financial instruments		(1,271,065)	(1,857,397)	(12,106,179)	(2,236,904)
Monetary and exchange variations, net		(1,644,611)	(3,685,540)	(16,994,406)	(3,383,054)
NET INCOME (LOSS) BEFORE TAXES		(2,054,913)	(5,495,963)	(26,291,561)	(6,285,167)
Income and social contribution taxes
Current	12	(47,470)	(30,414)	(105,299)	(221,992)
Deferred	12	944,676	2,066,142	9,767,574	2,517,641
NET INCOME (LOSS) FOR THE PERIOD		(1,157,707)	(3,460,235)	(16,629,286)	(3,989,518)

Attributable to
Controlling shareholders’		(1,160,499)	(3,460,810)	(16,640,130)	(3,987,065)
Non-controlling interest		2,792	575	10,844	(2,453)

Earnings (Loss) per share
Basic	25.1	(12.33313)	(2.56504)	(12.33313)	(2.95508)
Diluted	25.1	(12.33313)	(2.56504)	(12.33313)	(2.95508)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Third quarter		9 months YTD
	July 1 to September 30, 2020	July 1 to September 30, 2019	September 30, 2020	September 30, 2019
Net income (loss) for the period	(1,157,707)	(3,460,235)	(16,629,286)	(3,989,518)

Items that will not be reclassified to profit or loss
Exchange rate variation and fair value on financial assets measured at fair value through of comprehensive income
Ensyn				3,156
CelluForce	910	1,406	3,466	1,938
Spinnova		(840)		(1,242)
Tax effect of the above items	(309)	(193)	(1,178)	(1,310)
	(1,157,106)	(3,459,862)	(16,626,998)	(3,986,976)

Item that may be subsequently reclassified to profit or loss
Exchange variation on conversion of financial statements and on foreign investments	2,074	66,938	(2,737)	58,525
Total comprehensive Income (loss) for the period	(1,155,032)	(3,392,924)	(16,629,735)	(3,928,451)

Attributable to
Controlling shareholders’	(1,157,824)	(3,393,499)	(16,640,579)	(3,925,998)
Non-controlling interest	2,792	575	10,844	(2,453)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributed to controlling shareholders
	Share Capital		Capital reserves					Retained earnings reserves
	Share Capital	Share issuance costs	Tax incentives	Stock options granted	Share issuance costs	Other	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Other reserves	Retained earnings (losses)	Total	Non- controlling interest	Total equity
Balances at December 31, 2018	6,241,753		684,563	5,100	(15,442)		(218,265)		422,814	1,730,629	242,612	596,534	2,321,708		12,012,006	13,928	12,025,934
Total comprehensive income (loss)
Net income (loss) for the period														(3,987,065)	(3,987,065)	(2,453)	(3,989,518)
Other comprehensive income for the period													61,067		61,067		61,067
Transactions with shareholders
Share capital increase	3,027,528														3,027,528		3,027,528
Share issuance costs		(33,735)			15,442										(18,293)		(18,293)
Stock options granted				3,956											3,956		3,956
Non-controlling interest arising from business combination																105,093	105,093
Unclaimed dividends forfeited										1,122					1,122		1,122
Dividends paid												(596,534)			(596,534)		(596,534)
Internal changes in equity
Transfer of tax incentives			(684,563)					684,563
Partial realization of deemed cost, net of taxes													(39,662)	39,662
Realization of asset revaluation reserve													5,019		5,019		5,019
Issue of common shares related to business combination						6,410,885									6,410,885		6,410,885
Balances at September 30, 2019	9,269,281	(33,735)		9,056		6,410,885	(218,265)	684,563	422,814	1,731,751	242,612		2,348,132	(3,947,403)	16,919,691	116,568	17,036,259

Balances at December 31, 2019	9,269,281	(33,735)		5,979		6,410,885	(218,265)		317,144				2,221,341		17,972,630	115,339	18,087,969
Total comprehensive income (loss)
Net income (loss) for the period														(16,640,130)	(16,640,130)	10,844	(16,629,286)
Other comprehensive income (loss) for the period													(449)		(449)		(449)
Transactions with shareholders
Stock options granted				2,566											2,566		2,566
Unclaimed dividends forfeited														83	83		83
Realization of fair value attributable to Non-controlling interest																(5,093)	(5,093)
Internal changes in equity
Partial realization of deemed cost, net of taxes													(40,159)	40,159
Balances at September 30, 2020	9,269,281	(33,735)		8,545		6,410,885	(218,265)		317,144				2,180,733	(16,599,888)	1,334,700	121,090	1,455,790

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	September 30, 2020	September 30, 2019
OPERATING ACTIVITIES
Net income (loss) for the period	(16,629,286)	(3,989,518)
Adjustment to
Depreciation, depletion and amortization (Notes 26 and 29)(1)	4,871,983	6,136,760
Amortization of right of use (Note 19.1)	126,801	106,925
Sublease of ships	(23,321)
Interest expense on lease liabilities	284,230	153,061
Results from sale, disposals and provision for losses (impairment) of property, plant and equipment and biological assets, net (Note 29)	1,496	26,281
Income (loss) from associates and joint ventures (Note 14.2)	(7,402)	(21,247)
Exchange rate and monetary variations, net (Note 26)	16,994,406	3,383,054
Interest expenses with financing, loans and debentures, net (Note 26)	2,522,764	2,531,255
Premium expenses with repurchase of bonds (Note 26)	391,390
Capitalized interest (Note 26)	(9,891)	(2,952)
Accrual of interest on marketable securities	(82,607)	(290,303)
Amortization of fundraising costs (Note 26)	72,516	172,803
Derivative (gains) losses, net (Note 26)	12,106,179	2,236,904
Fair value adjustment of biological assets (Note 13)	(173,733)	(83,453)
Deferred income tax and social contribution (Note 12.3)	(9,767,574)	(2,517,641)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (note 9)		(128,115)
Interest on employee benefits (Note 21.2)	39,806	38,762
Provision for (reversal of) judicial liabilities, net (Note 20.1)	(12,758)	(21,858)
Allowance for doubtful accounts, net (Note 7.3)	5,210	(14,364)
Provision for (reversal of) inventory losses, net (Note 8.1)	(28,718)	30,790
Provision for loss of ICMS credits, net (Note 9.1)	(93,375)	87,496
Other	25,913	(6,861)
Decrease (increase) in assets
Trade accounts receivables	1,016,240	2,015,294
Inventories	560,017	(343,929)
Recoverable taxes	262,385	137,786
Other assets	37,210	153,399
Increase (decrease) in liabilities
Trade accounts payables	(198,694)	(726,528)
Taxes payable	135,649	263,662
Payroll and charges	78,293	(196,046)
Other liabilities	(344,568)	(434,601)
Cash provided by operations, net	12,160,561	8,696,816
Payment of interest with financing, loans and debentures	(2,883,161)	(2,362,331)
Payment of premium with repurchase of bonds (Note 18.2)	(378,382)
Interest received from marketable securities	146,151	354,536
Payment of income taxes	(130,096)	(336,480)
Cash provided by operating activities	8,915,073	6,352,541

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(869,309)	(1,622,068)
Additions to intangible assets (Note 16)	(1,426)	(12,816)
Additions to biological assets (Note 13)	(2,316,626)	(2,109,268)
Proceeds from sale of property, plant and equipment	88,814	153,739
Increase of capital in subsidiaries and associates (Note 14.3)		(45,856)
Marketable securities, net	3,755,545	20,428,121
Advance for acquisition of wood from operations with development	87,878	(294,162)
Acquisition of subsidiaries, net cash		(26,002,540)
Dividends received	753
Other investments		(265)
Cash provided (used) in investing activities, net	745,629	(9,505,115)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (note 18.2)	10,583,172	16,315,910
Payment of derivative transactions (note 4.5.4)	(3,147,456)	(55,997)
Payment of loans, financing and debentures (note 18.2)	(13,752,144)	(12,249,522)
Payment of leases (note 19.2)	(577,127)	(425,297)
Payment of dividends		(601,735)
Liabilities for assets acquisitions and subsidiaries	(151,182)	(470,396)
Other financing		4,575
Cash provided (used) by financing activities	(7,044,737)	2,517,538

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	1,382,092	(37,771)

Increase (reduction) in cash and cash equivalents, net	3,998,057	(672,807)
Cash and cash equivalents at the beginning for the period	3,249,127	4,387,453
Cash and cash equivalents at the end for the period	7,247,184	3,714,646
Increase (reduction) in cash and cash equivalents, net	3,998,057	(672,807)

1)	In the period ended September 30, 2019 includes the full amortization of the inventories step up, resulting from the business combination with Fibria, in the amount of R$2,178,903.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

1.	COMPANY´S OPERATIONS

Suzano S.A., together with its subsidiaries (“Suzano” or collectively “Company”), is a public company with its headquarters office in the city of Salvador, State of Bahia, Brazil.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed on the New Market under the ticker SUZB3. On December 10, 2018, Suzano began trading its American Depositary Receipts ("ADRs") in a ratio of 1 (one) common share, Level II, traded in the New York Stock Exchange under the ticker SUZ, pursuant to a program approved by the Brazilian Securities and Exchange Commission (“CVM”).

The Company holds 11 industrial units, located in Aracruz (Espírito Santo, State), Belém (Pará, State), Eunápolis (Bahia, State) and Mucuri (Bahia, State), Fortaleza (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano (São Paulo, State) and Três Lagoas (Mato Grosso do Sul, State).

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its wholly-owned subsidiaries in Austria, the United States of America, Switzerland, Argentina and sales offices in China.

The Company's corporate purpose also includes the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a Voting Agreement whereby it holds 45.85% of the common shares of its share capital.

These unaudited condensed consolidated interim financial information was approved by Executive Board on October 28, 2020.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

1.1.	Equity interest

The Company holds equity interest in the following entities:

					% equity interest
Entity	Main activity	Country	Type of investment	Accounting method	September 30, 2020	December 31, 2019
AGFA – Com. Adm. e Participações Ltda.	Holding	Brazil	Direct	Consolidated	100.00%	100.00%
Asapir Produção Florestal e Comércio Ltda.	Eucalyptus cultivation	Brazil	Direct	Consolidated	100.00%	100.00%
CelluForce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8.30%	8.30%
Comercial e Agrícola Paineiras Ltda. (1)	Lease of reforestation land	Brazil	Direct	Consolidated	100.00%	99.99%
Ensyn Corporation	Biofuel research and development	United States of America	Direct	Equity	25.30%	25.30%
Facepa - Fábrica de Papel da Amazônia S.A.	Industrialization and commercialization of tissue paper	Brazil	Direct/Indirect	Consolidated	92.80%	92.80%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operation	Brazil	Direct	Consolidated	100.00%	100.00%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100.00%	100.00%
Fibria Terminais Portuários S.A.	Port operation	Brazil	Direct	Consolidated	100.00%	100.00%
FuturaGene AgriDev Xinjiang Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100.00%	100.00%
FuturaGene Biotechnology Shangai Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100.00%	100.00%
FuturaGene Brasil Tecnologia Ltda.	Biotechnology research and development	Brazil	Direct/Indirect	Consolidated	100.00%	100.00%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
FuturaGene Hong Kong Ltd.	Biotechnology research and development	Hong Kong	Indirect	Consolidated	100.00%	100.00%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	Indirect	Consolidated	100.00%	100.00%
F&E Tecnologia do Brasil S.A. (2)	Biofuel production, except alcohol	Brazil	Direct	Consolidated	100.00%	100.00%
F&E Technologies LLC	Biofuel production, except alcohol	United States of America	Direct	Equity	50.00%	50.00%
Gansu FuturaGene Biotech Co. Ltd. (3)	Biotechnology research and development	China	Indirect	Consolidated		100.00%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Equity	49.90%	49.90%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operation	Brazil	Indirect	Consolidated	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100.00%	100.00%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100.00%	100.00%
Ondurman Empreendimentos Imobiliários Ltda.	Lease of reforestation land	Brazil	Direct/Indirect	Consolidated	100.00%	100.00%
Paineiras Logística e Transportes Ltda.	Road freight transport	Brazil	Direct /Indirect	Consolidated	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operation	Brazil	Direct	Consolidated	51.00%	51.00%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100.00%	100.00%
Rio Verde Participações e Propriedades Rurais S.A. (4)	Forest assets	Brazil	Direct	Consolidated	100.00%	100.00%

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

SFBC Participações Ltda. (5)	Packaging production	Brazil	Indirect	Consolidated	100.00%
Spinnova OY	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	24.06%	24.06%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Commercialization of computer paper and materials	Argentine	Direct /Indirect	Consolidated	100.00%	100.00%
Suzano Austria GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Canada Inc.	Lignin research and development	Canada	Direct	Consolidated	100.00%	100.00%
Suzano International Trade GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Participações do Brasil Ltda. (6)	Holding	Brazil	Direct	Consolidated		100.00%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100.00%	100.00%
Suzano Shanghai Ltd. (7)	Customer relationship services	China	Direct	Consolidated	100.00%
Suzano Trading Ltd.	Business office	Cayman Island	Direct	Consolidated	100.00%	100.00%
Suzano Trading International KFT	Business office	Hungary	Direct	Consolidated	100.00%	100.00%
Veracel Celulose S.A. (8)	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Consolidated	50.00%	50.00%

1)	On July 3, 2020, 0.01% of equity interest was acquired by Suzano S.A.

2)	On May 31, 2020, reorganization of equity interest as a result of the merger of Suzano Participações do Brasil Ltda. by Suzano S.A. Previously, the participation of this entity was directly held by Suzano Participações do Brasil Ltda. and indirectly by Suzano S.A. After the merger, it was held directly by Suzano S.A.

3)	On April 8, 2020, disposal of equity interest.

4)	On May 31, 2020, reorganization of equity interest as a result of the merger of Suzano Participações do Brasil Ltda. by Suzano S.A. Previously, the participation of this entity was directly held by Suzano Participações do Brasil Ltda. and indirectly by Suzano S.A. After the merger, it was held directly by Suzano S.A.

5)	On August 31, 2020, establishment of legal entity arising from corporate reorganization.

6)	On May 31, 2020, merger of the entity by Suzano S.A.

7)	On February 26, 2020, establishment of legal entity arising from corporate reorganization.

8)	Joint operation with Stora Enso, a company located in Finland.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

1.2.	Major events in the nine-month period ended September 30, 2020

1.2.1.	Effects arising from COVID 19

With the advent of the pandemic COVID-19, Suzano has adopted and has maintained preventive and mitigating measures, in compliance with the rules and policies established by national and international health authorities, in order to minimize as far as possible, the harmful effects of the pandemic of COVID-19, popularly known as the new coronavirus, referring to the safety of people , society and their businesses.

Thus Company's initiatives are based on three pillars: (i) protection for people (ii) protection for society and (iii) protection for business.

(i)	Protection for people: in order to provide security to its employees and third parties who in its operations, Suzano adopted a series of measures aimed at minimizing the exposure of its team and / or mitigating exposure risks.

(ii)	Protection of society: one of Suzano's three cultural drivers is: “It is only good for us, if it is good for the world”. Therefore, from the beginning of the pandemic to the present, the Company has adopted a series of measures to protect society, including:

•	Donation of toilet paper, napkins and disposable diapers produced by the Company for needy regions.

•	Acquisition of 159 respirators and 1,000,000 hospital masks for donation to the Federal and State Governments.

•	Participation in joint action with Positivo Tecnologia, Klabin, Flextronics and Embraer, to support the Brazilian company Magnamed, in the production of respirators to deliver to the Federal Government. Suzano's disbursement in this action was R$9,584.

•	Construction of a field hospital in Teixeira de Freitas (BA) in conjunction with Veracel, which has already been handed over to the state government and opened in July 2020.

•	Establishement a partnership with Fatec of Capão Bonito for the production of gel alcohol.

•	Loan of forklifts to move donations received by the Red Cross.

•	Maintenance of all direct jobs at this time.

•	Maintenance, for 90 days (until the end of June 2020) of payment of 100% of the cost of the payroll of service providers' workers who had their activities suspended due to the pandemic, aiming at the consequent preservation of jobs.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

•	Creation of the a support program for small suppliers, a social support program for small farmers to sell their products through the home delivery system in 38 communities supported by Suzano's Rural and Territorial Development Program (“PDRT”) in 5 states and social program with the objective of provide 125,000 masks in communities for donation in 5 states.

•	Launch a program to support its portfolio of small and medium-sized paper customers entitled “Tamo Junto” with the objective of ensuring that these companies have the financial and management capacity to resume activities.

The disbursements made for carrying out the social actions implemented by Suzano, totaled R$48,558 through September 30, 2020 (Note 29).

(iii)	Protection for business: to date, the Company continues with its normal operations and a crisis management committee has been implemented.

The paper and pulp sector were recognized by the World Health Organization (“WHO”), as well as by several countries, as a producer of goods essential to society. Therefore, in order to fulfill the responsibility arising from the essentiality of the business, Suzano has taken measures to ensure, to the greatest extent possible, operational normality and full service to its customers, increasing the level of wood and raw material inventories in the factories and has been advancing its inventories of finished goods product bringing them closer to their customers to mitigate possible risks of disruption in the factories' supply chain and the sale of their products.

The current situation resulting from the coronavirus also implies a higher credit risk, especially for its customers in the paper business. Thus, the Company has also been monitoring the evolution of this risk and implementing measures to mitigate it, and so far, there has been no significant financial impact.

Due to the social isolation measures adopted in Brazil and in several countries around the world, causing schools and offices to close, for example, the demand for printing and writing papers was reduced. In light of this situation, as announced by paper producers in several countries around the world, Suzano decided to temporarily reduce its paper production volume. As previously disclosed in the quarterly information for the period ended March 31, 2020, the Company temporarily stopped the production at the paper production lines of the Mucuri and Rio Verde units, however, the activities of the factories were resumed at the beginning of July 2020.

Finally, it is worth noting that, as a result of the current scenario, the Company has made and maintained a vast communication effort to further increase the interaction with its main stakeholders, with the objective of guaranteeing the adequate transparency and flow of information with the them in a timely manner to the dynamics of the social and economic conjuncture.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

All the main communications made by the Company to update its measures and activities in the context of Covid-19, are available on the Company's Investor Relations website.

2.	BASIS OF PREPARATION AND PRESENTATION OF UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The Company’s unaudited condensed consolidated interim financial information, of the nine-month period ended September 30, 2020, are prepared in accordance with and in compliance with the international standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information utilized by Management in the performance of its duties.

The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the unaudited condensed consolidated interim financial information, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt assumptions in the process of applying accounting practices, that affect the disclosed amounts of revenues, expenses, assets and liabilities, including contingent liabilities. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2019 Note 3.2.34.

The unaudited condensed consolidated interim financial information were prepared on the historical cost basis, except for the following material items recognized:

(i)	derivative and non-derivative financial instruments measured at fair value;

(ii)	share-based payments and employee benefits measured at fair value;

(iii)	biological assets measured at fair value; and

(iv)	deemed cost of property, plant and equipment.

The main accounting polices applied in the preparation of these unaudited condensed consolidated interim financial information are presented in Note 3.

The unaudited condensed consolidated interim financial information were prepared under the going concern assumption.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its wholly-owned subsidiaries on the nine-month period ended September 30, 2020, as well as in accordance with consistent accounting practices and policies.

The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2019, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The accounting policies have been consistently applied to all consolidated companies.

There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies as of January 1, 2020 and whose estimated impact was disclosed in the annual financial statements of December 31, 2019, as described in the Note 3.1.

3.1.	New accounting policies and changes in the accounting policies adopted

3.1.1.	Translation into currency presentation

Due to the merger with Fibria, the Company had several changes in the structure, activities and operations during the year of 2019 that led management to conclude that they needed to reassess the functional currency of its subsidiaries whose functional currency was different from Brazilian Reais.

Those facts resulted in the corporate reorganization, as well as, it has impacted how management conducted the Company's business in order to achieve the alignment between the cultures of the two Companies, the unification of processes, operating, systems, tax strategies and synergy gains arising from the business combination. In this process some of Company’s wholly-owned subsidiaries were considered an extension of the activities of the parent company.

These circumstances collectively justify the change in the functional currency to Brazilian Real and they have occurred gradually during 2019, therefore it was not practicable to determine the date of the change at a precise point during the reporting period. Thus, the Company changed the functional currency of those wholly-owned subsidiaries as of January 1, 2020.

The cumulative translation adjustment (“CTA”) arising from the translation of a foreign operation previously recognized in other comprehensive income will not be reclassified from equity to profit or loss until the disposal of the operations. The total or partial disposal of interest in wholly-owned subsidiaries occurs through sale or dissolution, of all or part of operation.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

Therefore, the financial statements of foreign subsidiaries, whose functional currency was different from Brazilian Reais, were translated using the criteria established below:

(i)	assets and liabilities are translated at the exchange rate in effect at period end;

(ii)	revenues and expenses are translated based on the monthly average rate;

(iii)	the cumulative effects of gains or losses upon translation are recognized as accumulated foreign currency translation adjustments component of other comprehensive income.

And as from January 1, 2020, the financial statements of foreign subsidiaries are translated using the following criteria:

(i)	monetary assets and liabilities are translated at the exchange rate in effect at period-end;

(ii)	non-monetary assets and liabilities are translated at the historical rate of the transaction;

(iii)	revenues and expenses are translated based on monthly average rate;

(iv)	the cumulative effects of gains or losses upon translation are recognized in the other comprehensive income period-end.

3.1.2.	Business combination – IFRS 3

This pronouncement was amended and clarifies definition of a “business”. It is also permitted a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The Company assessed the content of this pronouncement and did not identify any material impacts.

3.1.3.	Presentation of financial statements – IAS 1 and Accounting policies, changes in accounting estimates and errors – IAS 8

This pronouncement was amended and clarifies definition of a “material” and how it should be applied by (i) including in the definition guidance that until now has featured elsewhere in IFRS Standards; (ii) improving the explanations accompanying the definition; and (iii) ensuring that the definition of material is consistent across all IFRS Standards. The Company assessed the content of this pronouncement and did not identify any material impacts.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

3.1.4.	Conceptual framework for financial reporting

This pronouncement was amended and includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts, the main changes are set forth below:

(i)	the objective of financial reporting describes the objective of general purpose financial reporting, the information needed to achieve that objective and who uses the financial reports. The term “stewardship” was reintroduced, in order to clarify its meaning and defining the information needed to assess management’s stewardship and separates this from the information that users need to assess the prospects of the entity’s future net cash flows. Both types of information are required to provide information that is useful for making decisions about providing resources to the entity, and therefore achieves the objective of financial reporting.

(ii)	qualitative characteristics of useful financial information: the concepts of prudence and substance over form were reintroduced. It was also defined the concept of measurement uncertainty in assessing the usefulness of financial information, since in some cases, relevant information may have a high level of measurement uncertainty, which may reduce its usefulness. Slightly less relevant information with a lower measurement uncertainty may be preferable in such case.

(iii)	financial statements and the reporting entity: describes about new concepts, in which it is clarified the scope and objective of financial statements and also provides a description of the reporting entity.

(iv)	the elements of financial statements: the definitions of assets and liabilities were revised and the definitions of income and expenses were updated accordingly, as set forth below:

Previous definition	New definition
Asset: A resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity.	Asset: A present economic resource controlled by the entity as a result of past events. An economic resource is a right that has the potential to produce economic benefits.

The new definition clarifies that an asset is an economic resource, and that the potential economic benefits no longer need to be “expected” to flow to the entity. Thus, they do not need to be certain or even likely, but if this is the case, the recognition and measurement of the asset may be affected.

Liability: A present obligation of the entity arising from past events, the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits.	Liability: A present obligation of the entity to transfer an economic resource as a result of past events.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

The main difference is that the new definition clarifies that a liability is the obligation to transfer an economic resource, and not the ultimate outflow of economic benefits. The outflow also no longer needs to be ‘expected’, similar to the change in the definition of an asset, above. It was also introduced the concept of ‘no practical ability to avoid’ to the definition of an obligation, and factors used to assess this will depend on the nature of an entity’s duty or responsibility, which requires the use of judgement.

Income: increases in economic benefits during the accounting period in the form of inflows or enhancements of assets, or decreases of liabilities, that result in increases in equity, other than those relating to contributions from equity participants.	Income: Increases in assets, or decreases in liabilities, that result in increases in equity, other than those relating to contributions from holders of equity claims.

Expense: Decreases in economic benefits during the accounting period in the form of outflows or depletions of assets, or incurrences of liabilities, that result in decreases in equity, other than those relating to distributions to equity participants.	Expense: Decreases in assets, or increases in liabilities, that result in decreases in equity, other than those relating to distributions to holders of equity claims.

(v)	recognition and derecognition: the criteria for recognizing assets and liabilities in the financial statements were reviewed. The pronouncement states that recognition is only appropriate if it results in both relevant information about the element being recognized, and faithful representation of that element. On the other hand, derecognition should aim to faithfully represent those assets and liabilities retained after the transaction, if any, and any change in assets and liabilities as a result of the transaction that led to the derecognition.

(vi)	measurement: new guidance was introduced about measurement bases and provide factors to consider when selecting a measurement basis. Therefore, two categories of measurement basis were identified:

•	historical cost; or,

•	current value: which comprises fair value, value in use of assets and fulfilment value for liabilities and current cost.

(vii)	Presentation and disclosure: the concepts were reviewed (i) how information should be presented and disclosed in financial statements (ii) classifying income and expenses in the statement of income and (iii) whether and when income and expenses included in other comprehensive income (“OCI”) should subsequently be recycled to statement of income. Additionally, reinforces that statement of income is the primary source of information about the entity’s financial performance.

(viii)	concepts of capital and capital maintenance: describes the concepts of capital and capital maintenance and profit determination and adjustments for capital maintenance, the content of this item has not changed.

The Company assessed the content of this pronouncement and did not identify any material impacts.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

3.2.	Lease – IFRS 16

This pronouncement was changed as a result of benefits related to Covid-19 granted to lessee under lease agreements. The Company assessed the content of this pronouncement and did not identify any impacts, for the clauses of the current lease agreements remained unchanged.

3.3.	New standards, revisions and interpretations not yet in force

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company’s unaudited consolidated condensed interim financial information.

4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

4.1.	Financial risks management

4.1.1.	Overview

The Company's Financial Policies were reviewed and approved at the Board of Directors' meeting held on August 13, 2020. During the review (i) a new Financial Risk Management Policy, which includes concepts, roles and general limits applicable to all other policies was prepared (ii) a new Counterparty and Issuer Risk Policy was prepared (iii) the Debt, Derivative and Cash Management Policies was revised. The purpose of this review is to improve the governance of financial issues and clarify the understanding of concepts and rules by the different target groups for these policies.

The Financial Policies aim to define parameters to reduce exposure to credit risk of financial institutions, exposure to liquidity risks and exposure to market risks, such as: exchange rates, interest rates, among others.

The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedge policy, during the crisis caused by the pandemic of COVID-19 and even though there were impacts on the fair value of its financial instruments due to the effects on all global economies, the impacts were as expected, according to sensitivity analyses disclosed in previous reports, and measures were taken in relation to the risks associated to the financial instruments, in particular to the risks of liquidity, credit and exchange rate variation, as described following items set forth.

4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

	Note	September 30, 2020	December 31, 2019
Assets
Amortized cost
Cash and cash equivalents	5	7,247,184	3,249,127
Trade accounts receivable	7	3,036,769	3,035,817
Other assets		715,212	563,993
		10,999,165	6,848,937
Fair value through other comprehensive income
Other investments	14	27,354	20,048
		27,354	20,048
Fair value through profit or loss
Derivative financial instruments	4.6	1,132,195	1,098,972
Marketable securities	6	2,511,246	6,330,334
		3,643,441	7,429,306
		14,669,960	14,298,291
Liabilities
Amortized cost
Loans, financing and debentures	18.1	78,489,609	63,684,326
Lease liabilities	19.2	5,292,134	3,984,070
Liabilities for assets acquisitions and subsidiaries	23	531,370	541,615
Trade accounts payable	17	2,157,286	2,376,459
Other liabilities		325,407	578,061
		86,795,806	71,164,531
Fair value through profit or loss
Derivative financial instruments	4.6	11,909,854	2,917,913
		11,909,854	2,917,913
		98,705,660	74,082,444
		84,035,700	59,784,153

4.1.3.	Fair value of loans and financing

The estimated fair values of loans and financing are set forth below:

	Approach used to discount	September 30, 2020	December 31, 2019
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	41,934,135	30,066,087
Estimated to present value
In foreign currency
Export credits (“Pre-payment”)	LIBOR	24,270,349	17,213,963
Export credits (“ACC/ACE”)	DDI	334,941	575,521
In local currency
BNP – Forest Financing	DI 1	166,795	193,646
BNDES – TJLP	DI 1	1,653,945	1,895,959
BNDES – TLP	DI 1	508,431	535,812
BNDES – Fixed	DI 1	85,147	113,979
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	908,446	693,969
BNDES - Currency basket	DI 1	29,855	54,420
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA	4,264,659	6,039,983
Debentures	DI 1	5,499,278	5,534,691
FINAME (“Special Agency of Industrial Financing”)	DI 1	10,693	14,168
FINEP (“Financier of Studies and Projects”)	DI 1		5,138
NCE (“Export Credit Notes”)	DI 1	1,304,221	1,445,383
NCR (“Rural Credit Notes”)	DI 1	279,680	288,122
Export credits (“Pre-payment”)	DI 1	1,434,368	1,464,798
FDCO (“West Center Development Fund”)	DI 1	540,753	571,904
		83,225,696	66,707,543

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

The Management considers that for its other financial liabilities measured at amortized cost, its book values approximate to their fair values and therefore the information on their fair values is not being presented.

4.2.	Liquidity risk

As disclosed in note 4 to the financial statements as of December 31, 2019, the Company’s purpose is maintaining a strong cash and marketable securities position to meet its financial and operating obligations. The amount held as cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested in highly liquid financial investments according to Cash Management Policy.

The cash position is monitored by the Company’s senior management, by means of management reports and participation in performance meetings with determined frequency. In the nine-month period ended September 30, 2020, the impacts in cash and marketable securities were as expected and the Company believes that, even with the impact of the devaluation of the real against the U.S. Dollars caused by the pandemic of COVID-19, payments of derivative instruments that matured in this period were offset by higher generation of operating cash.

As material fact disclosed to the market on February 14, 2020, the Company, voluntarily prepaid the principal amount of U.S.$750,000 (equivalent, on the transaction date, to R$3,240,229), related to an export prepayment, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in February 14, 2023. At the same time, the Company entered into a new transaction related to an export prepayment in the amount of U.S.$850,000 (equivalent, on the transaction date, to R$3,672,259), of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in February 13, 2026. Furthermore, as material fact disclosed to the market on February 28, 2020, the Company through its wholly-owned subsidiary Suzano Trading Ltd. (“Suzano Trading”) exercised its right to redeem all of the outstanding aggregate principal amount of the 5.875% senior notes issued by it and guaranteed by Suzano due January 2021 (“2021 Notes”) currently outstanding, in the total aggregate principal amount of U.S.$189,630.

Such transactions were performed under market conditions, considered attractive by the Company, and even though they were carried out before the crisis caused by the COVID-19 pandemic, they were in line with the debt management strategy based on cost reduction and extension of the term portfolio, thus reinforcing our liquidity position.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

In line with the announcement to the market on March 30, 2020, there was a disbursement of U.S.$500,000 (equivalent to R$2,638,221 on the transaction date) of its revolving credit facility maintained with certain financial institutions, of 1.30% plus quarterly LIBOR and maturity in February 2024. The disbursement is in line with the preventive measures that the Company has been taking to mitigate eventual impacts resulting from the COVID-19 pandemic and to bring even more strength to the liquidity position of the Company. On August 13, 2020, the Company announcement the market that returned in advance this revolving credit facility and such resources are fully available as a source of additional liquidity for the Company, if necessary.

The remaining contractual maturities of financial liabilities are disclosed at the date of this financial information reporting date. The amounts as set forth below, consist in the undiscounted cash flows and include interest payments and exchange rate variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

	September 30, 2020
	Total book value	Total future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,157,286	2,157,286	2,157,286
Loans, financing and debentures (1)	78,489,609	109,767,338	6,902,276	5,329,301	41,651,672	55,884,089
Lease liabilities	5,292,134	10,438,632	905,872	1,676,228	2,229,608	5,626,924
Liabilities for asset acquisitions and subsidiaries	531,370	610,290	121,515	117,090	274,173	97,512
Derivative financial instruments (1)	11,909,854	15,945,725	4,148,501	1,792,787	5,313,818	4,690,619
Other liabilities	325,407	325,407	242,321	83,086
	98,705,660	139,244,678	14,477,771	8,998,492	49,469,271	66,299,144

1)	The variation is due to the increase in the exchange rate variation in the nine-month period ended September 30, 2020.

	December 31, 2019
	Total book value	Total future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,376,459	2,376,459	2,376,459
Loans, financing and debentures	63,684,326	89,708,210	8,501,278	5,692,149	29,088,292	46,426,491
Lease liabilities	3,984,070	7,109,966	559,525	1,426,011	1,186,386	3,938,044
Liabilities for asset acquisitions and subsidiaries	541,615	618,910	103,132	101,149	315,989	98,640
Derivative financial instruments	2,917,913	8,299,319	1,488,906	415,791	1,258,200	5,136,422
Other liabilities	578,061	578,061	456,338	121,723
	74,082,444	108,690,925	13,485,638	7,756,823	31,848,867	55,599,597

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

4.3.	Credit risk management

In the nine-month period ended September 30, 2020, there were no significant changes in the credit risk management policies and procedures compared to those reported in note 4 to the financial statements of December 31, 2019, except for described set forth below.

4.3.1.	Trade accounts receivable and advances to supplier

As a result of the crisis caused by COVID-19, the Company started to accept requests for the extension of customer invoices, limiting these postponements to those invoices close to maturity, with due interest charges. However, in July 2020, the Company began to receive fewer requests for extensions, returning to levels prior to the crisis.

Most of the customers who requested extension are related to the domestic market in the paper segment and do not represent a significant amount compared to the Company's total accounts receivable.

In the third quarter of 2020, the Company observed in the domestic customers of the paper segment, a fall in levels of delays, returning to levels prior to the COVID-19 crisis. The internal analyzes and credit metrics do not demonstrate that these delays may have a significant impact on the Company's liquidity position. There was also an increase in delays in Latin America, however, for this region, the Company has credit insurance policies that mitigate most of the risks arising from the default of its customers.

All policies aimed at mitigating the risks arising from the default of its customers were maintained, as well as the collection policies and procedures. Moreover, the policy of expected credit losses normally follows, without any changes.

4.3.2.	Banks and financial institutions

In the nine-month period ended September 30, 2020, there were no significant changes in the credit risk management policies and procedures related to bank and financial institutions compared to those reported in note 4 to the financial statements of December 31, 2019.

4.4.	Market risk management

In the nine-month period ended September, 2020, there were no significant changes in the market risk management policies and procedures compared to those reported in note 4 to the financial statements of December 31, 2019.

4.4.1.	Exchange rate risk management

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. Dollars, is set forth below:

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

	September 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	5,724,784	2,527,834
Trade accounts receivables	2,151,355	2,027,018
Derivative financial instruments	1,132,195	9,440,141
	9,008,334	13,994,993
Liabilities
Trade accounts payables	(482,884)	(1,085,207)
Loans and financing	(62,113,413)	(45,460,138)
Liabilities for asset acquisitions and subsidiaries	(335,560)	(288,172)
Derivative financial instruments	(11,909,854)	(11,315,879)
	(74,841,711)	(58,149,396)
Net liability exposure	(65,833,377)	(44,154,403)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$ to U.S.$ = R$5.6407).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian real against the U.S.$. at the rates of 25% and 50%, before taxes.

The following table set forth the potential impacts in absolute amounts:

	September 30, 2020
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
Cash and cash equivalents	5,724,784	1,431,196	2,862,392
Trade accounts receivable	2,151,355	537,839	1,075,678
Trade accounts payable	(482,884)	(120,721)	(241,442)
Loans and financing	(62,113,413)	(15,528,353)	(31,056,707)
Liabilities for asset acquisitions and subsidiaries	(335,560)	(83,890)	(167,780)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – financial instruments derivatives

As disclosed in note 4 of the financial statements for the year ended December 31, 2019, the Company contracts sales operations of U.S. Dollar in the futures markets, including strategies with options, in order to ensure attractive levels of operating margins for a portion of revenue. These operations are limited to a percentage of the net foreign exchange surplus over the 18-month horizon and, therefore, are attached to the availability of ready-to-sell foreign exchange in the short term.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

Due to pandemic COVID-19 and the effects on all global economies over the past 9 months, financial markets have experienced volatility throughout the period with a strong sense of aversion to risk, with a consequent substantial devaluation of the Real against the U.S. Dollars.

For the calculation of mark-to-market (“MtM”) the PTAX of the penultimate business day of the quarter was used, in December 2019 it was R$4.0307 and in September 2020 it was R$5.6528, with an increase of 40%. These market movements caused a negative impact on the mark-to-market hired hedge position.

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian real against the U.S.$. at the rates of 25% and 50%, before taxes, from the base scenario of September 30, 2020.

It is important to mention that the impact caused by fluctuations in the exchange rate, whether positive or negative, will also affect the hedged asset. Therefore, even though there was a negative impact on the fair value of derivative transactions in the last quarters due to the COVID-19 pandemic, this impact was parcially offset by the positive effect on the Company's cash flow. In addition, considering that hedge contracts are limited by the policy in a maximum of 75% of the total exposure in U.S. Dollars, the exchange rate devaluation will always benefit, in a net way, the Company's cash generation in the long run.

The following table set forth the potential impacts assuming these scenarios:

	September 30, 2020
	Effect on profit or loss and equity
	Probable	Possible (+25%)	Remote (+50%)	Possible (-25%)	Remote (-50%)
	5.6528	7.066	8.4792	4.2396	2.8264
Financial instruments derivatives
Derivative Non-Deliverable Forward (‘NDF’)	(28,711)	(110,954)	(221,908)	110,955	221,909
Derivative options	(2,471,350)	(4,231,111)	(8,927,776)	3,781,947	8,234,979
Derivative swaps	(8,915,034)	(5,283,992)	(10,567,979)	5,283,981	10,567,968

4.4.2.	Interest rate risk management

Fluctuations in interest rates may imply effects of increased or reduced costs on new loans and operations already contracted.

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow.

Considering the extinction of LIBOR over the next few years, the Company is evaluating its contracts with clauses that envisage the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties for the definition of a new rate or an equivalent rate will be provided by the calculation agent.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

The Company is already actively working to reflect an equivalent replacement fee for Libor in all its contracts.

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody ("SELIC") and the London Interbank Offered Rate (“LIBOR”) which may impact the results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts in absolute amounts:

	September 30, 2020
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	1,258,791	5,979	11,959
Marketable securities	2,511,246	11,928	23,857
Loans and financing	10,716,130	50,902	101,803

TJLP
Loans and financing	1,622,554	19,917	39,834

LIBOR
Loans and financing	22,973,347	13,433	26,865

4.4.2.2.	Sensitivity analysis – exposure to interest rates – financial instruments derivatives

This analysis assumes that all other variables, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts assuming these scenarios:

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

	September 30, 2020
	Effect on profit or loss and equity
	Probable	Probable (+25%)	Remote (+50%)	Probable (-25%)	Remote (-50%)
CDI
Financial instruments derivatives
Liabilities
Derivative Non-Deliverable Forward (‘NDF’)	(28,711)	(3,321)	(6,590)	3,375	6,804
Derivative options	(2,471,350)	(51,677)	(102,730)	52,397	105,613
Derivative swaps	(8,915,034)	(27,706)	(54,738)	28,301	57,129

LIBOR
Financial instruments derivatives
Liabilities
Derivative swaps	(8,915,034)	49,570	99,137	(49,590)	(99,183)

4.4.2.3.	Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on December 31, 2019. The probable scenario was extrapolated considering an appreciation/depreciation of 25 % and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

	September 30, 2020
	Impact of an increase/decrease of US-CPI on the fair value
	Probable	Possible (25%)	Remote (50%)
Embedded derivative in forestry partnership and standing wood supply agreements	474,462	(143,275)	(292,403)

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the Company´s operating results.

Through a specialized team, the Company monitors the pulp price and analyses future trends, adjusting the forecast that aims to assisting preventive measures to properly conduct the different scenarios. There is no liquid financial market to sufficiently mitigate the risk of a material portion of the Company's operations. Pulp price protection operations available on the market have low liquidity and low volume and large distortion in price formation. No relevant changes were observed in relation to pulp prices and future markets related to this index due to the crisis caused by the pandemic of COVID-19.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

The Company is also exposed to international oil prices, which is reflected on logistical costs for selling to the export market. In this case, the Company assess, when comprehend necessary, hiring derivative financial instruments to set oil price. The crisis caused by the COVID-19 pandemic significantly impacted the global demand for oil and its derivatives, which caused a substantial devaluation of the prices of these assets in the spot and future markets, during the first quarters of 2020. In this context, and considering attractive market conditions, the Company increased its oil hedge position in line with its hedge strategy and policies and set a good part of its exposure at levels below the estimated price levels for the 2020 budget.

In the nine-month period ended September 30, 2020, a contracted position to hedge its logistics costs was purchased in the amount of US$62,754 (US$0.364 as of December 31, 2019).

4.4.3.1.	Commodity price risk management

This analysis assumes that all other variables, except price risk, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% of oil price in the market.

The following table set forth the potential impacts assuming these scenarios:

	September 30, 2020
	Impact of an increase/decrease of price risk
	Probable	Possible (25%)	Remote (50%)
Oil derivative	(49,435)	64,660	129,321

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants.

Details of derivative financial instruments and their respective calculation methodologies are disclosed in note 4 to the financial statements for the year ended December 31, 2019.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Instruments contracted with protection strategy
Operational Hedge
Zero Cost Collar	3,445,500	3,425,000	(2,467,200)	67,078
NDF (R$ x US$)	80,000		(28,711)
NDF (US$ x ARS)	9,000		(914)

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (U.S.$) (1)	3,683,333	2,750,000	(1,252,113)	(444,910)
Swap IPCA to CDI (notional in Reais)	843,845	843,845	252,304	233,255
Swap IPCA to Fixed (U.S.$)	121,003	121,003	(195,194)	30,544
Swap CDI x Fixed (U.S.$) (1)	2,566,877	3,115,614	(6,792,286)	(1,940,352)
Pre-fixed Swap to U.S.$ (U.S.$)	350,000	350,000	(718,596)	(33,011)

Commodity Hedge
Swap US-CPI standing wood (U.S.$) (2)	646,068	679,485	474,462	268,547
Swap oil	62,754	365	(49,411)	(92)
			(10,777,659)	(1,818,941)

Current assets			209,970	260,273
Non-current assets			922,225	838,699
Current liabilities			(4,117,393)	(893,413)
Non-current liabilities			(7,792,461)	(2,024,500)
			(10,777,659)	(1,818,941)

1)	The variation is due to the increase in the exchange rate in the nine-month period ended September 30, 2020.

2)	The embedded derivative refers to swap contracts for the sale of US-CPI variations within the term of the forest partnership and standing wood supply contracts.

The current contracts and the respective protected risks are set forth below:

I.	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt index in Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

II.	Swap IPCA x CDI: positions in conventional swaps exchanging variation of the Nacional Index of Price to the Ample Comsumer (“IPCA”) for DI rate. The objective is to change the debt index in Reais, in compliance with the Company's cash position in Reais, which is also indexed to DI.

III.	IPCA swap x Fixed US$: positions in conventional swaps exchanging variation of the IPCA for a fixed rate in US$. The objective is to change the debt index in Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

IV.	Swap LIBOR x Fixed US$: positions in conventional swaps exchanging post-fixed rate (LIBOR) for a fixed rate in US$. The objective is to protect the cash flow from changes in the US interest rate.

V.	Pre Fixed Swap R$ x Fixed US$: positions in conventional swaps a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

VI.	Zero-Cost Collar: positions in an instrument that consists of the simultaneous combination of purchase of put options and sale of call options of US$, with the same principal and maturity value, with the objective of protecting the cash flow of exports. In this strategy, an interval is established where there is no deposit or receipt of financial margin on position adjustments. The objective is to protect the cash flow of exports against decrease Real.

VII.	NDF - Non Deliverable Forward: positions sold in futures contracts of US$ with the objective of protecting the cash flow of exports against the decrease in the Real.

VIII.	Swap Very Low Sulphur Fuel Oil (“VLSFO”)/Brent(oil): oil purchase positions, with the objective of protecting logistical costs related to ocean freight contracts, against the increase in oil prices.

IX.	Swap US-CPI:The embedded derivative refers to sale swap contracts of variations of US-CPI within the terms of the forest partnership and standing wood supply contracts.

The COVID-19 pandemic negatively impacted the financial markets and, consequently, caused increased volatility throughout the first semester, devaluing the Real against the US Dollar by 40%, as previously mentioned. The variation in the fair value of derivatives for the nine-month period ended September 30, 2020 compared to the fair value measured on December 31, 2019 is explained substantially by this significant devaluation of the local currency. There were also less significant impacts caused by the variation in the Pre, Foreign Exchange Coupon and LIBOR curves in transactions.

It is important to highlight that, the outstanding agreements in the nine-month period ended September 30, 2020, are over-the-counter market, without any kind of guarantee margin or early settlement clause forced by changes from mark to market, including possible variations caused by the COVID-19 pandemic.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

4.5.2.	Fair value by maturity schedule

	September 30, 2020	December 31, 2019
2020	(1,541,443)	(633,644)
2021	(2,597,972)	98,850
2022	(1,266,262)	(154,734)
2023	(592,804)	185,209
2024	(862,067)	(197,718)
2025	(2,068,666)	(606,827)
2026 onwards	(1,848,445)	(510,077)
	(10,777,659)	(1,818,941)

4.5.3.	Outstanding of assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Debt hedge
Assets
Swap CDI x Fixed (U.S.$)	R$	9,594,225	11,498,565	2,898	11,673,117
Swap Pre-Fixed to U.S.$ (U.S.$)	R$	1,317,226	1,317,226	117,796	1,478,336
Swap LIBOR x Fixed (U.S.$)	US$	3,683,333	2,750,000	64,766	11,063,970
Swap IPCA x CDI	IPCA	951,189	933,842	252,304	1,093,067
Swap IPCA x U.S.$	IPCA	508,718	499,441		579,307
				437,764	25,887,797
Liabilities
Swap CDI x Fixed (U.S.$)	US$	2,566,877	3,115,614	(6,795,184)	(13,613,469)
Swap LIBOR x Fixed (U.S.$)	US$	350,000	350,000	(836,392)	(1,511,347)
Swap LIBOR x Fixed (U.S.$)	US$	3,683,333	2,750,000	(1,316,879)	(11,508,880)
Swap IPCA x CDI	R$	843,845	843,845		(859,812)
Swap IPCA x U.S.$	US$	121,003	121,003	(195,194)	(548,763)
				(9,143,649)	(28,042,271)
				(8,705,885)	(2,154,474)
Operational hedge
Zero cost collar (U.S.$ x R$)	US$	3,445,500	3,425,000	(2,467,200)	67,078
NDF (R$ x U.S.$)	US$	80,000		(28,711)
NDF (US$ x ARS)		9,000		(914)
				(2,496,825)	67,078
Commodity hedge
Swap US-CPI (standing wood)	US$	646,068	679,485	474,462	268,547
Swap oil	US$	62,754	365	(49,411)	(92)
				425,051	268,455
				(10,777,659)	(1,818,941)

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	September 30, 2020	December 31, 2019
Operational hedge
Zero cost collar (R$ x U.S.$)	(1,875,366)	(104,040)
NDF (R$ x U.S.$)	(60,115)	63,571
	(1,935,481)	(40,469)
Commodity hedge
Swap Bunker (oil)	(62,167)	3,804
	(62,167)	3,804
Debt hedge
Swap CDI x Fixed (U.S.$)	(1,095,684)	(68,362)
Swap IPCA x CDI	10,601	23,024
Swap IPCA x USD	10,054
Swap Pre-Fixed to U.S.$ (U.S.$)	59,351	(26,358)
Swap LIBOR x Fixed (U.S.$)	(134,130)	(27,088)
	(1,149,808)	(98,784)
	(3,147,456)	(135,449)

4.6.	Fair value hierarchy

For the nine-month period ended September 30, 2020, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3 during the periods disclosed.

	September 30, 2020
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,132,195		1,132,195
Marketable securities	525,677	1,985,569		2,511,246
	525,677	3,117,764		3,643,441

Fair value through other comprehensive income
Other investments - CelluForce			27,354	27,354
			27,354	27,354

Biological assets			10,759,599	10,759,599
			10,759,599	10,759,599
Total assets	525,677	3,117,764	10,786,953	14,430,394

Liabilities
Fair value through profit or loss
Derivative financial instruments		11,909,854		11,909,854
		11,909,854		11,909,854
Total liabilities		11,909,854		11,909,854

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,098,972		1,098,972
Marketable securities	1,631,319	4,699,015		6,330,334
	1,631,319	5,797,987		7,429,306

Fair value through other comprehensive income
Other investments - CelluForce			20,048	20,048
			20,048	20,048

Biological assets			10,571,499	10,571,499
			10,571,499	10,571,499
Total assets	1,631,319	5,797,987	10,591,547	18,020,853

Liabilities
Fair value through profit or loss
Derivative financial instruments		2,917,913		2,917,913
		2,917,913		2,917,913
Total liabilities		2,917,913		2,917,913

4.7.	Capital management

The main objective is to strengthen its capital structure, aiming to maintain an adequate financial leverage, and to mitigate risks that may affect the availability of capital in business development.

The Company monitors constantly significant indicators, such as, consolidated financial leverage, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	September 30, 2020	December 31, 2019
Cash and banks	0.34	3,624,171	2,464,097

Cash equivalents
Local currency
Fixed-term deposits (1)	86.69 % of CDI	1,258,791	630,075

Foreign currency
Fixed-term deposits (1)	0.58	2,364,222	154,955
		7,247,184	3,249,127

1)	Refers to Time Deposit and Sweep Account applications, maturing up to 90 days.

Time Deposit is a remunerated bank deposit with a specific maturity period.

Sweep Account: is a paid sweep account. At the end of the day, the balance remaining in the account is automatically applied and automatically made available the next business day in the morning.

6.	MARKETABLE SECURITIES

	Average yield p.a. %	September 30, 2020	December 31, 2019
In local currency
Investment funds	(448.34) of CDI	6,552	6,683
Private funds	21.92 of CDI	329,033	1,431,303
Public titles measured at fair value through profit or loss	21.92 of CDI	525,677	1,631,319
Private Securities (Compromised)	101.41 of CDI	1,466,091	3,081,326
Private Securities (Compromised) - Escrow Account (1)	102.00 of CDI	183,893	179,703
		2,511,246	6,330,334

Current		2,327,353	6,150,631
Non-Current		183,893	179,703

1)	Refers to the guarantee account, which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions to the conclusion of the Losango Project provided for in the agreement entered with CMPC Celulose Riograndense SA ("CMPC"). The Losango Project was a transaction to buy and sell lands and forests involving Fibria and CMPC, entered into in December 2012.

7.	TRADE ACCOUNTS RECEIVABLE

7.1.	Breakdown of balances

	September 30, 2020	December 31, 2019
Domestic customers
Third parties	888,755	1,027,034
Related parties (Note 11) (1)	46,644	23,761

Foreign customers
Third parties	2,151,355	2,027,018

(-) Expected credit losses	(49,985)	(41,996)
	3,036,769	3,035,817

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

1)	The balance refers to transactions with Bexma, Bizma, Ecofuturo, Ensyn and Ibema, in the domestic market, which are not eliminated as there is no control of the operations of these entities by the Company.

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and may be discontinued at any time without significant impact on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable in the balance sheet for the nine-month period ended September 30, 2020, is R$5,483,283 (R$3,544,625 as of December 31, 2019).

7.2.	Breakdown of trade accounts receivable by maturity

	September 30, 2020	December 31, 2019
Current	2,666,468	2,552,459
Overdue
Up to 30 days	196,766	180,909
From 31 to 60 days	58,178	148,388
From 61 to 90 days	6,948	20,448
From 91 to 120 days	15,804	20,680
From 121 to 180 days	11,230	17,899
More than 180 days	81,375	95,034
	3,036,769	3,035,817

7.3.	Rollforward of the expected credit losses

	September 30, 2020	December 31, 2019
Beginning balance	(41,996)	(37,179)
Business combination		(5,947)
Addition	(9,466)	(18,650)
Reversal	298	6,364
Write-off	3,958	13,383
Exchange rate variation	(2,779)	33
Ending balance	(49,985)	(41,996)

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

7.4.	Main customers

The Company has 2 (two) customer responsible for more than 10% of net sales of pulp segment for the nine-month period ended September 30, 2020 (1 (one) customer for 10% of net sales of pulp segment as of December 31, 2019).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

8.	INVENTORIES

	September 30, 2020	December 31, 2019
Finished goods
Pulp
Domestic (Brazil)	556,092	575,335
Foreign	1,340,820	2,229,206
Paper
Domestic (Brazil)	321,306	199,635
Foreign	97,555	70,199
Work in process	81,040	75,377
Raw material	1,346,861	1,047,433
Spare parts and other	502,092	488,410
	4,245,766	4,685,595

Inventories are shown net of estimated losses.

8.

8.1.	Rollforward of estimated losses

	September 30, 2020	December 31, 2019
Beginning balance	(106,713)	(33,195)
Business combination		(11,117)
Addition (1)	(50,727)	(111,077)
Reversal	4,084	9,734
Write-off (2)	75,361	38,942
Ending balance	(77,995)	(106,713)

1)	The estimated losses, in the nine-month period ended September 30, 2020, refers substantially to the raw material in the amount of R$44,469 (R$57,384 as of December 31, 2019).

2)	The write-off of inventory, in the nine-month period ended September 30, 2020, refers mainly to the amounts of (i) finished pulp product of R$31,522 (R$666 as of December 31, 2019) and (ii) raw material of R$35,971 (R$26,083 as of December 31, 2019).

For the nine-month period ended September 30, 2020, there were no inventory items pledged as collateral (there were no inventory items pledged as collateral as of December 31, 2019).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

9.	RECOVERABLE TAXES

	September 30, 2020	December 31, 2019
IRPJ/CSLL – prepayments and withheld taxes	591,678	575,351
PIS/COFINS – on acquisition of property, plant and equipment (1)	138,696	61,376
PIS/COFINS – operations	294,435	507,919
PIS/COFINS – exclusion ICMS (2)	128,115	128,115
ICMS – on acquisition of property, plant and equipment (3)	108,251	115,560
ICMS – operations (4)	1,381,026	1,515,840
Reintegra program (5)	104,373	108,657
Other taxes and contributions	29,863	18,758
Provision for loss of ICMS credits (6)	(1,153,701)	(1,304,329)
Provision for loss of PIS/COFINS credits		(21,132)
	1,622,736	1,706,115

Current	874,152	997,201
Non-current	748,584	708,914

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is in connection with depreciation year of the corresponding asset.

2)	The Company filed legal actions claiming the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain operations for certain periods starting from March 1992. Regarding this subject, the Federal Supreme Court (“STF”) initially decided on March 15th, 2017, that ICMS is not included in the tax basis of the aforementioned contributions. The Federal Government made an appeal (“Embargos de Declaração”) in October 2017, requesting the reversal of the Supreme Court’s initial decision among other items. The appeal has yet to be judged.

Based on the Supreme Court’s initial decision and the legal opinion provided by external legal consultants, the Company believes that the probability of the Supreme Court altering its decision is remote. The Company thus started to exclude the ICMS from the tax basis of the referred contributions since August 2018, a practice also supported by court decisions.

For certain PIS and COFINS credits to be recovered, the Company has received final favorable court decisions. The balance recognized in the statement of income (loss) in 2019 within other operational results, regarding certain claims for the calculation period from 2006 to July 2018. The Company has estimated the amount attributable to these claims based on the available relevant fiscal documents, and this amount is subject to adjustments to be recorded by management in the future periods.

The Company has additional claims for which a final decision has not been received and for which no asset or gain have been recorded.

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products: Credits are concentrated in the state of Espírito Santo, Maranhão, Mato Grosso do Sul, São Paulo and Bahia, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Maranhão.

5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in foreign markets.

6)	Includes the provision for discount on sale to third parties of the accumulated ICMS credit in Maranhão and the provision for full loss of the low probability of realization of the units of Espírito Santo and Mato Grosso do Sul due to the difficulty of its realization.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

9.1.	Rollforward of provision for loss

	ICMS	PIS/COFINS	Total
Balance as of December 31, 2018	(10,792)		(10,792)
Business combination	(1,211,109)		(1,211,109)
Addition	(82,428)	(21,132)	(103,560)
Balance as of December 31, 2019	(1,304,329)	(21,132)	(1,325,461)
Addition	(53,025)		(53,025)
Write-off	57,253	21,132	78,385
Reversal (1)	146,400		146,400
Balance as of September 30, 2020	(1,153,701)		(1,153,701)

1)	Refers to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

10.	ADVANCE TO SUPPLIERS

	September 30, 2020	December 31, 2019
Forestry development program	1,071,249	1,087,149
Advance to suppliers	102,765	170,481
	1,174,014	1,257,630

Current	102,765	170,481
Non-current	1,071,249	1,087,149

In the financial statements for the year ended December 31, 2019, additional information on advances was disclosed, which did not change during the period.

11.	RELATED PARTIES

The Company's commercial and financial operations with controlling shareholder and Companies owned by controlling shareholder Suzano Holding S.A. ("Suzano Group"). For transactions with related parties, it is determined that the usual market prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

For the nine-month period ended September 30, 2020, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into between the Company and its related parties in relation to those disclosed in the annual financial statements for the year ended December 31, 2019.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

11.1.	Balances recognized in assets and liabilities

		Balances receivable (payable)
	Nature	September 30, 2020	December 31, 2019
Transactions with controlling shareholders
Suzano Holding S.A.	Granting of guarantees and administrative expenses	5	3
		5	3
Transactions with companies of the Suzano Group and other related parties
Management	Reimbursement for expenses	(6)	(1)
Bexma Participações Ltda.	Reimbursement for expenses	1	1
Bizma Investimentos Ltda.	Reimbursement for expenses	1	1
Ensyn Technologies	Reimbursement for expenses	3,030
Ibema Companhia Brasileira de Papel	Sale of pulp	43,606	23,755
Ibema Companhia Brasileira de Papel	Purchase of products	(1,348)	(2,467)
Instituto Ecofuturo - Futuro Para o Desenvolvimento Sustentável	Social services	(874)	(9)
		44,410	21,280
		44,415	21,283

Assets
Trade accounts receivable		46,644	23,761
Liabilities
Trade accounts payable		(2,229)	(2,478)
		44,415	21,283

11.2.	Amounts transacted in the period

		Expenses (income)
	Nature	September 30, 2020	September 30, 2019
Transactions with controlling shareholders
Suzano Holding S.A.	Granting of guarantees and administrative expenses	(3,846)	(4,870)
		(3,846)	(4,870)
Transactions with companies of the Suzano Group and other related parties
Management	Reimbursement for expenses	(1,060)	(8,841)
Bexma Participações Ltda.	Reimbursement for expenses	8	5
Bizma Investimentos Ltda.	Reimbursement for expenses	10	7
Ensyn Corporation	Loan charges	943
Fundação Arymax	Reimbursement for expenses	2
Ibema Companhia Brasileira de Papel	Sale of paper	81,308	95,149
Ibema Companhia Brasileira de Papel	Purchase of products	(3,361)	(6,107)
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	Social services	(4,169)	(3,419)
IPFL Holding S.A	Reimbursement for expenses	4	2
Lazam MDS Corretora e Adm. Seguros S.A.	Sale of paper	3	6
Mabex Representações e Participações Ltda.	Aircraft services	(50)	(100)
Nemonorte Imóveis e Participações Ltda.	Real estate advisory	(145)	(293)
		73,493	76,409
		69,647	71,539

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

11.3.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set for the below:

	September 30, 2020	September 30, 2019
Short-term benefits
Salary or compensation	35,092	29,217
Direct and indirect benefits	649	1,294
Bonus	4,997	8,672
	40,738	39,183
Long-term benefits
Share-based compensation plan	60,718	41,858
	60,718	41,858
	101,456	81,041

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations as disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its wholly-owned subsidiaries located in Brazil are subject to the tax regime based on taxable income. The wholly-owned subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

In Brazil, the Law nº. 12,973/14 revoked article 74 of Provisional Measure nº.2,158/01 and determines that the parcel of the adjustment of the value of the investment in wholly-owned subsidiary, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at the each period ended.

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims at a non-double taxation, in Brazil, of profit earned by its wholly-owned subsidiary located in Austria, according to Law n°. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the records of the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, in determining of taxable income and social contribution basis of the net profit of the Company for the nine-month period ended September 30, 2020. There is no provision for tax related to the profit of such wholly-owned subsidiary in 2020.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

12.1.	Deferred income and social contribution taxes

	September 30, 2020	December 31, 2019
Tax loss carryforwards	936,640	600,249
Negative tax base	294,578	146,346
Provision for judicial liabilities	244,773	265,571
Operating provisions and other losses	913,826	914,696
Exchange rate variation (1)	7,907,754	2,001,942
Losses on derivatives (“MtM”) (1)	3,664,093	618,427
Fair value adjustment on business combination – Amortization	720,316	713,656
Unrealized profit on inventories	346,310	293,322
Lease	355,930	22,044
Assets temporary differences	15,384,220	5,576,253

Goodwill - Tax benefit on unamortized goodwill	418,232	216,857
Property, plant and equipment - deemed cost adjustment	1,478,854	1,506,220
Accelerated tax depreciation	1,046,917	1,113,200
Borrowing cost	115,355	104,549
Fair value of biological assets	105,058	53,502
Tax provision on results of subsidiaries abroad	357,028	463,850
Fair value adjustment on business combination – Deferred taxes, net	477,660	502,347
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)	43,559	43,559
Other temporary differences	17,177	17,004
Liabilities temporary differences	4,059,840	4,021,088

Non-current assets	11,399,116	2,134,040
Non-current liabilities	74,736	578,875

1)	The variation is due to the increase in the exchange rate in the nine-month period ended September 30, 2020.

Except for tax loss carryforwards, the negative basis of social contribution and accelerated depreciation are only achieved by the Income Tax (“IRPJ”), other tax bases were subject to both taxes.

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is set forth below:

	September 30, 2020	December 31, 2019
Tax loss carry forward	3,746,560	2,400,998
Social contribution tax loss carryforward	3,273,089	1,626,064

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

The rollforward of net balance of deferred income tax is set for the below:

	September 30, 2020	December 31, 2019
Beginning balance	1,555,165	(1,029,135)
Tax loss	336,391	270,559
Tax loss carryforwards	148,232	139,719
(Reversal)/provision for judicial liabilities	(20,798)	31,262
Operating provisions and other losses	(870)	(21,757)
Exchange rate variation (1)	5,905,812	552,421
Derivative losses (“MtM”)(1)	3,045,666	319,860
Fair value adjustment on business combination – Amortization	6,660	699,527
Unrealized profit on inventories	52,988	65,492
Lease	333,886	(3,274)
Tax benefit on unamortized goodwill	(201,375)	(203,696)
Property, plant and equipment - Deemed cost	27,366	46,359
Accelerated depreciation	66,283	82,982
Borrowing cost	(10,806)	44,727
Fair value of biological assets	(51,556)	(60,778)
Tax provision on results of subsidiaries abroad	106,822	(351,485)
Business combination	24,687	1,034,842
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)		(43,559)
Other temporary differences	(173)	(18,901)
Ending balance	11,324,380	1,555,165

1)	The variation is due to the increase in the exchange rate in the nine-month period ended September 30, 2020.

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	September 30, 2020	September 30, 2019
Loss before taxes	(26,291,561)	(6,285,167)
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	8,939,131	2,136,957

Tax effect on permanent differences
Taxation (difference) on profit of wholly-owned subsidiaries abroad (1)	1,098,670	226,218
Tax incentive – Reduction SUDENE (2)		23,216
Equity method	2,517	(7,224)
Thin capitalization (3)	(459,905)	(71,715)
Credit related to Reintegra Program	4,678	3,342
Tax incentives applicable to income tax (4)	6,584	13,912
Director bonus	(5,508)	(42,682)
Donations / Fines - Other	76,108	13,625
	9,662,275	2,295,649
Income tax
Current	(100,364)	(187,329)
Deferred	7,179,254	1,820,631
	7,078,890	1,633,302
Social Contribution
Current	(4,935)	(34,663)
Deferred	2,588,320	697,010
	2,583,385	662,347
Income and social contribution benefits (expenses) on the period	9,662,275	2,295,649

Effective rate of income and social contribution tax expenses	36.8%	36.5%

1)	The effect of the difference in taxation of subsidiaries is substantially due to the difference between the nominal rates of Brazil and subsidiaries abroad.

2)	Benefit used to reduce 75% of the tax calculated based on the operating profit of the Mucuri / BA and Imperatriz / MA facilities.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

3)	The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party may only be deducted for income tax purposes if the interest expense is viewed as necessary for the activities of the local entity and when determined limits and requirements are met. On September 30, 2020 the Company did not meet all limits and requirements, therefore a provision for tax payment was recorded.

4)	Tax incentives applicable to ICMS, which is deducted from the calculation basis of Income Tax and Social Contribution.

12.3.	Tax incentives

Company has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendency (“SUDENE”) in the Mucuri (BA), Eunápolis – Veracel (BA) and Imperatriz (MA) regions. The IRPJ reduction incentive is calculated based on the activity profit (exploitation profit) and considers the allocation of the operating profit by the incentive production levels for each product. The incentive of lines 1 and 2 of Mucuri (BA) facility expire, respectively, in 2024 and 2027, Imperatriz facility expire in 2024 and Eunápolis – Veracel (BA) facility expire in 2025.

13.	BIOLOGICAL ASSETS

The rollforward of biological assets is set forth below:

Balances on December 31, 2018	4,935,905
Business combination	4,579,526
Addition	2,849,039
Depletion	(1,905,118)
Gain on fair value adjustment	185,399
Disposal	(23,764)
Other write-offs	(49,488)
Balances on December 31, 2019	10,571,499
Addition	2,316,626
Depletion	(2,228,516)
Transfers	678
Gain on fair value adjustment	173,733
Disposal	(67,323)
Other write-offs	(7,098)
Balances on September 30, 2020	10,759,599

The Company reassesses the main assumptions used to measure the fair value of biological assets every six months in June and December. Notwithstanding the disclosure in note 1.2.1., which deals with the effects arising from COVID19, Management understood that the revaluation of biological assets is not necessary on September 30, 2020, in compliance with the policy the Company's internal assumptions, the main assumptions will be reassessed in the next period.

The Company has no biological assets pledged as of September 30, 2020 or December 31, 2019.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

14.	INVESTMENTS

14.1.	Investments breakdown

	September 30, 2020	December 31, 2019
Investments in associates and joint ventures	142,756	140,936
Goodwill	166,819	161,462
Other investments evaluated at fair value through other comprehensive income	27,354	20,048
	336,929	322,446

Investments are shown net of estimated losses.

14.2.	Investments in associates and joint ventures

Information of joint ventures as of
September 30,		Company participation
2020		In equity		In the income of the period
Participation equity (%)		September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2019
Associate
Ensyn Corporation	25.30%	1,885	21,437	(14,196)	5,993
Spinnova Oy	24.06%	82,763	86,969	(4,205)	(461)
		84,648	108,406	(18,401)	5,532
Joint ventures
Ibema Companhia Brasileira de Papel		52,454	28,489	24,189	15,446
F&E Technologies LLC		5,654	4,041	1,614	269
		58,108	32,530	25,803	15,715
		142,756	140,936	7,402	21,247

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

15.	PROPERTY, PLANT AND EQUIPMENT

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3	5		10 to 20

Cost
Balance as of December 31, 2018	5,104,717	3,058,520	16,441,031	466,156	332,089	25,402,513
Additions	337,932	1,943	136,855	1,477,420	47,524	2,001,674
Write-offs	(92,705)	(36,276)	(172,458)	(1,462)	(34,858)	(337,759)
Business combination	2,151,338	3,918,552	20,255,811	425,868	454,759	27,206,328
Fair value adjustment - Fibria	2,637,671	1,502,021	5,109,939		195,684	9,445,315
Fair value adjustment – Facepa			3,072	(883)	(111)	2,078
Fair value adjustment – Ibema			5,448			5,448
Transfer and other (2)	182,621	323,029	740,879	(1,397,398)	(61,761)	(212,630)
Balance as of December 31, 2019	10,321,574	8,767,789	42,520,577	969,701	933,326	63,512,967
Additions	2,190	1,795	149,540	708,530	7,254	869,309
Write-offs	(68,326)	(26,405)	(54,412)	(18,853)	(6,158)	(174,154)
Transfer and other (2)	91,466	422,014	336,642	(1,024,129)	104,786	(69,221)
Balance as of September 30, 2020	10,346,904	9,165,193	42,952,347	635,249	1,039,208	64,138,901

Depreciation
Balance as of December 31, 2018		(906,616)	(7,248,143)		(227,495)	(8,382,254)
Additions		(255,888)	(2,123,193)		(91,170)	(2,470,251)
Write-offs		26,886	115,732		13,944	156,562
Business combination		(1,804,967)	(9,552,825)		(249,087)	(11,606,879)
Additions - Fair value adjustment from business combination – Fibria		(63,495)	(543,468)		(17,364)	(624,327)
Fair value adjustment from business combination – Facepa		(5,742)	(6,481)		(95)	(12,318)
Fair value adjustment from business combination - Ibema			(593)			(593)
Transfer and other (2)		29,906	508,585		9,547	548,038
Balance as of December 31, 2019		(2,979,916)	(18,850,386)		(561,720)	(22,392,022)
Additions		(210,661)	(1,791,754)		(80,211)	(2,082,626)
Write-offs		25,863	40,534		5,834	72,231
Balance as of September 30, 2020		(3,164,714)	(20,601,606)		(636,097)	(24,402,417)

Book value
Balance as of December 31, 2019	10,321,574	5,787,873	23,670,191	969,701	371,606	41,120,945
Balance as of September 30, 2020	10,346,904	6,000,479	22,350,741	635,249	403,111	39,736,484

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	Includes transfers carried out between the items of property, plant and equipment, intangible assets and inventories (On December 31, 2019 includes right of use).

For the nine-month period ended September 30, 2020, the Company did not identify any impairment of property, plant and equipment.

15.1.	Items pledged as collateral

For the nine-month period ended September 30, 2020, property, plant and equipment items that are pledge as collateral for loans transactions and lawsuits, consisting substantially of the units of, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas totaled R$21,105,355 (R$24,985,741 consisting substantially of the units of Aracruz, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas as of December 31, 2019).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

15.2.	Capitalized expenses

For the nine-month period ended September 30, 2020, the Company capitalized interest in the amount of R$9,891 (R$2,952 as of September 30, 2019). The weighted average interest rate utilized to determine the capitalized amount was 9.66% p.a. (9.08% p.a. as of September 30, 2019).

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful life

	September 30, 2020	December 31, 2019
Vale Florestar	45,435	45,435
FACEPA	119,332	119,332
Fibria	7,897,051	7,897,051
Other (1)	1,196	1,196
	8,063,014	8,063,014

1)	Refer to other intangible assets with indefinite useful life such as servitude and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill are allocated to cash-generating units as presented in Note 28.4.

As a result of disclosed in note 1.2.1., which deals with the effects arising from COVID19, the Company reassessed the main assumptions used in the impairment test of the intangible disclosed in the financial statements of December 31, 2019 and concluded that there were no significant changes in the assumptions compared to the nine-month period ended September 30, 2020. Therefore, Management understands that it is not necessary to carry out the impairment test of the intangible in this period.

For the nine-month period ended September 30, 2020, the Company did not identify any impairment of intangible.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

16.2.	Intangible assets with determined useful life

	September 30, 2020	December 31, 2019
Beginning balance	9,649,789	180,311
Business combination		308,681
Additions	1,426	17,715
Fair value adjustment on business combination		702
Amortization	(737,255)	(74,332)
Fair value adjustment on business combination		10,159,550
Port concession		54,470
Lease agreements		44,371
Supplier agreements		172,094
Port services agreements		694,590
Cultivars		142,744
Customer portfolio		9,030,779
Software		20,502
Fair value adjustment on business combination – Amortization (Fibria)		(956,577)
Port concession		(2,147)
Lease agreements		(7,499)
Supplier agreements		(72,097)
Port services agreements		(29,362)
Cultivars		(20,392)
Customer portfolio		(820,980)
Software		(4,100)
Fair value adjustment on business combination – Amortization (Facepa and Ibema)		(15,454)
Exchange rate variation		2,930
Transfers and others	37,491	26,263
Ending balance	8,951,451	9,649,789

Represented by	Average rate %
Non-compete agreement	5	1,641	2,150
Research and development agreement	19	68,365	74,643
Ports concession	4	211,968	219,256
Lease agreements	17	31,247	36,871
Supplier agreements	13	88,886	99,997
Port service contracts	4	646,694	665,228
Cultivars	14	107,058	122,352
Development and implementation of systems	20	1,460	1,687
Trademarks and patents	10	16,550	20,649
Customer portfolio	9	7,593,991	8,217,192
Supplier agreements	5	43,828	51,562
Software	20	131,346	135,668
Others		8,417	2,534
		8,951,451	9,649,789

17.	TRADE ACCOUNTS PAYABLE

	September 30, 2020	December 31, 2019
In local currency
Related party (note 11.1)(1)	2,229	2,478
Third party	1,672,173	1,288,774
In foreign currency
Third party (2)	482,884	1,085,207
	2,157,286	2,376,459

1)	The consolidated balance refers to transactions with Ibema, in the domestic market, which is not eliminated in the consolidated as there is no control of the operations of this entity by the Company.

2)	The Company had a take or pay agreement with Klabin S.A., under conditions differentiated in terms of volume, exclusivity, guarantees and payment terms in up to 360 days, and prices were practiced under conditions of contractually established. Following the requirements imposed by the European Union's competition authority, the contract with Klabin expired in July 2019. On December 31, 2019, the amount of R$936,887 in the consolidated refers to purchases of Klabin's pulp.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

			Current		Non-current		Total
Type	Interest rate	Average annual interest rate - %	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
In foreign currency
BNDES	UMBNDES	5.45	1,248	26,307	28,219	27,620	29,467	53,927
Bonds (1)	Fixed	5.52	343,353	640,177	37,456,374	27,375,673	37,799,727	28,015,850
Export credits (ACC - pre-payment) (1)	LIBOR/Fixed	1.49	2,322,355	1,994,868	21,973,110	15,431,478	24,295,465	17,426,346
Others			5,758	3,481			5,758	3,481
			2,672,714	2,664,833	59,457,703	42,834,771	62,130,417	45,499,604
In local currency
BNDES	TJLP	7.13	276,494	283,658	1,321,943	1,517,649	1,598,437	1,801,307
BNDES	TLP	10.62	22,144	18,404	427,083	441,233	449,227	459,637
BNDES	Fixed	4.99	30,745	39,325	54,447	77,333	85,192	116,658
BNDES	SELIC	5.51	91,768	78,458	1,058,104	718,017	1,149,872	796,475
FINAME	TJLP/Fixed	6.33	4,680	4,781	6,961	9,564	11,641	14,345
BNB	Fixed	6.75	35,136	37,815	130,748	156,904	165,884	194,719
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	6.27	1,050,787	2,860,938	2,986,962	2,952,451	4,037,749	5,813,389
NCE (Export credit note)	CDI	6.66	5,256	131,914	1,274,724	1,270,065	1,279,980	1,401,979
Rural producer Certificate	CDI	9.47	711	5,840	273,509	273,303	274,220	279,143
Export credits (“Pre payment”)	Fixed	7.77	50,423	77,694	1,313,392	1,312,586	1,363,815	1,390,280
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	Fixed	7.80	81,218	76,596	441,982	475,905	523,200	552,501
Others (Revolving Cost, Working capital and Industrial Development Fund (“FDI”) and fair value adjustment on business combination	Fixed	0.40	(27,232)	(62,302)	4,422	4,559	(22,810)	(57,743)
Debentures	CDI	6.87	28,481	9,997	5,414,304	5,412,035	5,442,785	5,422,032
			1,650,611	3,563,118	14,708,581	14,621,604	16,359,192	18,184,722
			4,323,325	6,227,951	74,166,284	57,456,375	78,489,609	63,684,326

Interest on financing			579,196	886,886		136,799	579,196	1,023,685
Non-current funding			3,744,129	5,341,065	74,166,284	57,319,576	77,910,413	62,660,641
			4,323,325	6,227,951	74,166,284	57,456,375	78,489,609	63,684,326

1)	The variation is due to the increase in the exchange rate in the nine-month period ended September 30, 2020.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

18.2.	Rollforward in loans, financing and debentures

	September 30, 2020	December 31, 2019
Beginning balance	63,684,326	35,737,509
Amounts from the business combination		20,667,096
Reclassification - accounts payable from lease operations		(18,225)
Fundraising	10,583,172	18,993,837
Interest accrued	2,522,764	3,362,250
Premium with repurchase of bonds	391,390
Exchange rate variation, net	18,215,632	1,781,562
Settlement of principal	(13,752,144)	(13,994,708)
Settlement of interest	(2,883,161)	(2,977,957)
Settlement of premium with repurchase of bonds	(378,382)
Amortization of fundraising costs	70,240	185,807
Other	35,772	(52,845)
Ending balance	78,489,609	63,684,326

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

18.3.	Breakdown by maturity – non current

	2021	2022	2023	2024	2025	2026	2027 onwards	Total
In foreign currency
BNDES - Currency basket	2,351	14,110	11,758					28,219
Bonds				1,978,833	1,889,197	2,905,751	30,682,593	37,456,374
Export credits (ACC pre-payment)	18,463	2,613,186	10,362,950	4,943,706	3,527,621	507,184		21,973,110
	20,814	2,627,296	10,374,708	6,922,539	5,416,818	3,412,935	30,682,593	59,457,703
In local currency
BNDES – TJLP	68,884	268,806	268,026	239,884	292,572	169,102	14,669	1,321,943
BNDES – TLP	4,716	18,866	18,866	18,866	17,618	20,120	328,031	427,083
BNDES – Fixed	7,237	24,558	18,606	4,046				54,447
BNDES – Selic	24,486	95,376	118,956	110,854	235,742	198,082	274,608	1,058,104
FINAME	954	2,786	1,656	1,198	367			6,961
BNB	8,786	33,081	35,199	33,150	10,258	10,274		130,748
CRA (“Agribusiness Receivables Certificates”)		1,512,680	1,474,282					2,986,962
Export credit note					640,800	633,924		1,274,724
Rural producer certificate					137,500	136,009		273,509
Export credits (“Pre payment”)				1,313,392				1,313,392
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	34,064	67,986	67,986	67,986	67,986	67,986	67,988	441,982
Others (Revolving costs, working capital, FIDC and FDI)	4,422							4,422
Debentures					2,340,550	2,326,335	747,419	5,414,304
	153,549	2,024,139	2,003,577	1,789,376	3,743,393	3,561,832	1,432,715	14,708,581
	174,363	4,651,435	12,378,285	8,711,915	9,160,211	6,974,767	32,115,308	74,166,284

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

18.4.	Breakdown by currency

	September 30, 2020	December 31, 2019
Brazilian Reais	16,346,728	18,170,261
U.S. Dollar	62,113,413	45,460,138
Currency basket	29,468	53,927
	78,489,609	63,684,326

18.5.	Fundraising costs

The fundraising costs are amortized based on terms agreements and effective interest rate.

			Balance to be amortized
Nature	Cost	Amortization	September 30, 2020	December 31, 2019
Bonds	370,397	125,215	245,182	201,467
CRA and NCE	125,222	89,613	35,609	47,443
Export credits (ACC pre-payment)	102,769	36,360	66,409	40,382
Debentures	24,467	7,671	16,796	19,065
BNDES (“IOF”) (1)	62,658	20,241	42,417	38,447
Others	18,147	14,119	4,028	4,590
	703,660	293,219	410,441	351,394

1)	Tax on Financial Operations

18.6.	Relevant transactions entered into the period

18.6.1.	Export Prepayment Agreements (“EPP”)

On February 14, 2020, Suzano, through its wholly-owned subsidiaries Suzano Pulp and Paper Europe S.A., Suzano Austria GmbH and Fibria Overseas Finance Ltd., entered into a syndicated export prepayment agreement in the amount of US$850,000 (equivalent, on the transaction date, to R$3,672,259), with a term of six years and maturity in February 2026, grace period of 4 years, quarterly interest payments of 1.15% p.a. plus LIBOR 3M. This transaction is fully and unconditionally guaranteed by Suzano S.A.

18.6.2.	Revolving credit facility

On April 2, 2020, the Company through its wholly-owned subsidiary Suzano Pulp and Paper Europe S.A, disbursement of US$500,000 (equivalent, on the transaction date, to R$2,638,221) of its revolving credit facility maintained with certain financial institutions with quarterly payments of 1.30% plus quarterly LIBOR and maturity in February 2024.

18.6.3.	Brazilian National Bank for Economic and Social Development (BNDES)

On June 29, 2020, the Company raised with BNDES the amount of R$400,000 indexed to the Selic interest rate, plus fixed interest of 1.96% p.a., with an average term of 124 months, maturing in February 2040. This funding is in line with the company's strategy of lengthening of the average of its obligations and efficiency in servicing its debt (cost of debt).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

18.6.4.	Issuance of Sustainability-linked Notes 2031 (“Notes 2031”)

On September 14, 2020, the Company, through its wholly-owned subsidiary Suzano Austria GmbH ("Suzano Austria"), issued Senior Notes totaling US$ 750,000 (R$ equivalent to R$3,973,831 on the transaction date) with yield of 3.950% per annum, with a coupon of 3.750% p.a., to be paid semi-annually as of January 15, 2021 and with the principal amount due on January 15, 2031.

The Notes have environmental performance indicators (KPIs) associated with a goal of reducing GHG emissions by the Company by 2025, evidencing Suzano’s commitment as part of the solution to the global climate crisis and in convergence to the implementation of its Long Term Goal. Under the terms of the Notes, if the Company does not satisfy the Sustainability Performance Target and provide confirmation thereof to the Trustee together with a related confirmation by the External Verifier at least 30 days prior to July 16, 2026, the interest rate payable on the Notes will be increased by 25 basis points from July 16, 2026 to the Maturity Date. Additionally, pursuant to the Sustainability-Linked Securities Framework, the Company has committed to publish annually a Sustainability Report, together with a verification assurance report issued by the External Verifier. Thus, the new debt securities are characterized as sustainability-linked bonds, according to the principles promulgated by the Capital Markets Association. Additional information on the scope of sustainability associated with the new securities and measurement of performance indicators can be found in the Sustainability-Linked Securities Framework document available on the Company's Investor Relations website.

18.7.	Relevant transactions settled in the period

18.7.1.	Export Prepayment Agreements (“EPP”)

On February 14, 2020, Suzano, through its wholly-owned subsidiary Suzano Pulp and Paper Europe S.A., voluntarily prepaid the export prepayment agreement in the amount of U.S.$755,864 (equivalent, on the transaction date, to R$3,240,229), with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in February 2023.

18.7.2.	Make-whole Senior Notes (“Notes 2021”)

On March 31, 2020, the Company through its wholly-owned subsidiary Suzano Trading Ltd., redeem all of the outstanding of Senior Notes 2021 in the total amount of US$199,864 (equivalent, on the transaction date, to R$1,039,032) considering redemption price of 104.287% plus interest proportional to the period.

18.7.3.	Agribusiness Receivables Certificates (“CRA”)

On April 13, 2020, the Company disbursed the total amount of R$612,779, from this amount R$600,000 was related to the payment of principal and R$12,779 of interest of the Agribusiness Receivables Certificate issued in April 2016, with interest of 98% of the CDI, this payment was made due to the normal maturity of the CRA.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

On June 22, 2020, the single installment of the CRA principal of R$880,155, issued in June 2016, with 97% interest on the CDI, matured. The company disbursed R$895,655 as principal (R$880,155) and interest (R$15,500).

18.7.4.	Revolving credit facility

On August 13, 2020, in accordance with the announced to the market made on March 30, 2020, the Company announced the early return of the revolving credit facility in the amount of US$ 500,000 (equivalent to R$2,638,221 on the date of the transaction) hired on April 1, 2020, at LIBOR + 1.30% pa, with an average term of 47 months and final maturity in February 2024. The settlement was on August 20, 2020 in the amount of R$ 2,848,097 (principal and interest) and, once realized, these funds became fully available as a source of additional liquidity for the Company, if necessary.

18.7.5.	Notes Tender Offer (“Notes 2024, 2025 e 2026”)

The proceeds obtained from the issuance of Notes 2031, detailed in item 18.6.4., were used for the partial repurchase of Senior Notes issued by Fibria Overseas Finance Ltd and Suzano Austria GmbH, Suzano's wholly-owned subsidiaries, as follows (i) partial settlement of US$247,207 (equivalent to R$1,303,473) at a price of 110.8% of the issue value plus the proportional interest of Senior Notes issued by Fibria Overseas currently in circulation with a coupon (interest) of 5.25% p.a. and maturity in May 2024 ("Notes 2024"); (ii) partial settlement of US$260,348 (equivalent to R$1,372,763) at the price of 106.6% of the issue value plus the proportional interest of Senior Notes issued by Fibria Overseas currently in circulation with a coupon (interest) of 4.00% p.a. and maturity in January 2025 ("Notes 2025"); and (iii) partial settlement of US$183,419 (equivalent to R$967,138 on the payment date) at a price of 115.2% of the issue value plus the proportional interest of Senior Notes issued by Suzano Austria, with a coupon (interest) of 5.75% p.a. and maturity in July 2026 ("Notes 2026").

In the execution of the partial repurchase, premium payments were made in the amounts of US$26,698 (equivalent to R$140,775 on the transaction date), US$17,183 (equivalent to R$90,602 on the transaction date) and US$25,506 (equivalent to R$134,488 on the transaction date) to the bondholders of Notes 2024, 2025 and 2026, respectively, recognized in the financial result.

In the partial repurchase of Notes 2026, the Company determined that there was no substantial change under of the existing bonds, therefore, this transaction was recorded as a modification of the financial liability. The amount of US$2,374 (equivalent R$ 12,518 on the transaction date) paid for the exchange will be amortized over the term of Notes 2031, in accordance with the requirements of IFRS 9.

The settlement of the process of repurchase occurred on September 15, 2020.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

18.8.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) to be complied with.

19.	LEASE

19.1.	Right of use

The rollforward of nine-month period ended September 30, 2020 is set forth below:

	Lands and Farms	Machines and Equipment’s	Buildings	Ships and boats	Vehicles	Total
Balance as of December 31, 2018
Initial adoption on January 1, 2019	1,762,943	143,685	41,570	1,408,640	1,012	3,357,850
Additions	260,982	1,529	39,794	612,022		914,327
Amortization (1)	(254,280)	(15,163)	(35,365)	(116,207)	(925)	(421,940)
Balance as of December 31, 2019	1,769,645	130,051	45,999	1,904,455	87	3,850,237
Additions	592,021	10,640	76,588	98,182	420	777,851
Amortization (1)	(187,568)	(3,009)	(31,216)	(91,212)	(194)	(313,199)
Transfers	89,208	17,937	(1,894)	(105,251)
Write-offs		(72,332)	(452)			(72,784)
Balance as of September 30, 2020	2,263,306	83,287	89,025	1,806,174	313	4,242,105

1)	The amount of R$186,398 (R$182,281 as of September 30, 2019) related to land is reclassified to biological assets to compose the formation cost.

For the nine-month period ended September 30, 2020, the Company is not committed to lease agreements not yet in force.

19.2.	Lease liabilities

The balance of lease payables for the nine-month period ended September 30, 2020, measured at present value and discounted by the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	11.45	January 2048	2,237,662
Machines and Equipment’s	10.62	July 2032	178,711
Buildings	9.80	November 2030	79,790
Ships and boats	11.39	February 2039	2,795,928
Vehicles	10.04	December 2021	43
			5,292,134

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.

2)	Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

On March 12 and April 12, 2020, for a period of 10 months, two of the ships leased by the Company were made available for chartering from third parties. In the amount of US$7,500 (equivalent, on the transaction date, to R$38,990).

The rollforward in the balances in the year ended December 31, 2019 and the nine-month period ended September 30, 2020 are as follows:

Balance as of December 31, 2018
Initial adoption on January 1, 2019	3,428,897
Additions	914,327
Payments	(646,487)
Accrual of financial charges (1)	275,404
Exchange rate variation	11,929
Balance as of December 31, 2019	3,984,070
Additions	777,851
Write-offs	(72,783)
Payments	(577,127)
Accrual of financial charges (1)	348,068
Exchange rate variation	832,055
Balance as of September 30, 2020	5,292,134

Current	629,329
Non-current	4,662,805

1)	The amount of R$63,838 related to interest expenses on leased lands is capitalized to biological assets to compose the formation cost (R$39,216 as of September 30, 2019).

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.	Amounts recognized in the statement of income for the period

In the nine-month period ended September 30, 2020 and 2019, the amounts recognized in the unaudited condensed consolidated interim financial information, are set for the below:

	September 30, 2020	September 30, 2019
Expenses relating to short-term assets	3,695	37,263
Expenses relating to low-value assets	10,042	8,293
	13,737	45,556

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising from the normal course of business, which include tax, labor and civil risks.

The Company classifies the risk of unfavorable decisions in the legal proceedings as probable, possible or remote. The Company records provisions for losses classified as probable, as determined by the Company’s Management, based on legal advice, which reflect the estimated probable losses. Contingencies classified as possible loss are disclosed based on reasonably estimated amounts.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

The Company’s management believes that, based on the elements existing at the base date of these unaudited condensed consolidated interim financial information, its provision for tax, civil, commercial and other, as well for labor risks, accounted for according to IAS 37 is sufficient to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Rollforward of provisions for probable losses, net of judicial deposits

	September 30, 2020
	Judicial deposits	Provision	Provision, net
Taxes	(131,438)	3,114,966	2,983,528
Labor	(61,096)	237,316	176,220
Civil and environment	(1,429)	244,914	243,485
	(193,963)	3,597,196	3,403,233

	December 31, 2019
	Judicial deposits	Provision	Provision, net
Taxes	(124,133)	3,176,503	3,052,370
Labor	(50,464)	227,139	176,675
Civil and environment	273	283,159	283,432
	(174,324)	3,686,801	3,512,477

20.1.1.	Changes in the provision according to the nature of the proceedings for probable losses

	September 30, 2020
	Tax	Labor	Civil and environment	Contingent liabilities (1) (2)	Total
Beginning balance	492,413	227,139	64,897	2,902,352	3,686,801
Payments	(22,832)	(27,737)	(14,095)		(64,664)
Write-off	(25,809)	(31,648)	(20,478)	(42,795)	(120,730)
Additions	7,034	51,923	6,220		65,177
Monetary adjustment	8,274	17,639	4,699		30,612
Ending balance	459,080	237,316	41,243	2,859,557	3,597,196

1)	Amounts arising from lawsuits with probability of loss possible and remote, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

2)	Write-off related to the fair value adjustment of contingency arising from the business combination with Fibria.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

	December 31, 2019
	Tax	Labor	Civil and environment	Contingent liabilities (1)	Total
Beginning balance	296,869	50,869	3,532		351,270
Business combination	139,462	185,157	64,974		389,593
Payments	(34)	(34,794)	(5,532)		(40,360)
Write-off	(3,875)	(55,730)	(13,434)		(73,039)
Additions	46,603	50,521	10,100	2,902,352	3,009,576
Monetary adjustment	13,388	31,116	5,257		49,761
Ending balance	492,413	227,139	64,897	2,902,352	3,686,801

1)	Amounts arising from lawsuits with probability of loss possible and remote, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

20.1.2.	Tax

For the nine-month period ended September 30, 2020, the Company was a defendant in 46 (forty-six) administrative proceedings as well as tax lawsuits in which the disputed matters related, CSLL, IRRF, PIS, COFINS, ICMS, , among others whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

20.1.3.	Labor

For the nine-month period ended September 30, 2020, the Company was a defendant in 1,156 (one thousand, one hundred and fifty six) labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.4.	Civil and environment

For the nine-month period ended September 30, 2020, the Company is a defendant in approximately in 20 (twenty) civil and environmental lawsuits.

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.	Provisions for possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by management with the support from legal counsel and therefore no provision was recorded:

	September 30, 2020	December 31, 2019
Taxes (1)	6,661,004	7,504,398
Labor	286,139	279,934
Civil and environment (1)	3,019,719	2,995,576
	9,966,862	10,779,908

1)	The amounts above does not include the fair value adjustment allocated to probable contingencies of R$2,827,823, which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination, as presented in note 20.1.1. above.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

Main nature of these contingencies are disclosed in the annual financial statements for the year ended December 31, 2019 and have not been significantly changed during this period.

21.	EMPLOYEE BENEFIT PLANS

The Company offers supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2019 and have not been changed during this period.

21.1.	Pension plan

Contributions made by the Company, for Suzano Prev pension plan managed by BrasilPrev, for the nine-month period ended September 30, 2020 amounted R$6,115 (R$5,993 as of December 31, 2019) recognized in under cost of sales, selling and general and administrative expenses.

Contributions made by the Company, for Senador José Ermírio de Moraes Foundation (“FUNSEJEM”) pension plan, for the nine-month period ended September 30, 2020 amounted to R$5,071 (R$9,920 as of December 31, 2019), recognized under cost of sales, selling and general and administrative expenses.

In July 2020, the Company terminated its relationship with FUNSEJEM. On the occasion that the amounts contributed by employees are released by FUNSEJEM, employees will choose for portability to the Suzano Prev pension plan or to the private pension plan. This action is still due to the harmonization of practices arising from the business combination with Fibria.

21.2.	Defined benefits plan

The Company offers the following post-employment in addition to the pension plans, which are measured by actuarial calculation and recognized in the unaudited condensed consolidated interim financial information.

The rollforward of actuarial liability prepared based on actuarial report, are set forth below:

Balance at December 31, 2018	430,427
Business combination	147,877
Interest on employee benefits	44,496
Actuarial loss	147,640
Benefits paid in the year	(34,261)
Balance on December 31, 2019	736,179
Interest on employee benefits	39,806
Exchange rate variation	558
Benefits paid in the period	(28,559)
Balance on September 30, 2020	747,984

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

22.	SHARE-BASED COMPENSATION PLAN

For the nine-month period ended September 30, 2020, the Company had 3 (three) share-based, long-term compensation plans, (i) Phantom stock option plan (“PS”) and (ii) Share Appreciation Rights (“SAR”), both settled in local currency and (iii) common stock options, settled in shares.

The characteristics and measurement method of such each plan were disclosed in the annual financial statements for the year ended December 31, 2019 and have not been changed during this period.

As a result of disclosed in note 1.2.1., which deals with the effects arising from COVID19, the Company reassessed the main assumptions used in the measurement share-based compensation plans disclosed in the financial statements of December 31, 2019 and concluded that there were no significant changes in the assumptions compared to the nine-month period ended September 30, 2020.

22.1	Long term compensation plans (“PS and SAR”)

The rollforward is set forth below:

	September 30, 2020	December 31, 2019
Number of shares in the beginning balance	5,996,437	5,045,357
Granted during of the period	1,720,311	2,413,038
Exercised (1)	(755,707)	(827,065)
Exercised due to resignation (1)	(21,253)	(106,983)
Abandoned / prescribed due to resignation	(151,089)	(527,910)
Number of shares in the ending balance	6,788,699	5,996,437

1)	The average price for share options exercised and exercised due to termination of employment, for the nine-month period ended September 30, 2020 was R$38.48 (thirty-eight Brazilian Reais and forty-eight cents) (R$31.75 (thirty-one Brazilian Reais and seventy-five cents) as of December 31, 2019).

22.2	Common stock option plan

The position is set forth below:

Program	Date of grant	Deadline for the options to become exercisable	Price on grant date	Shares Granted	Restricted year for transfer of shares
Program 4	01/02/2018	01/02/2019	R$39.10	130,435	01/02/2022

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

22.3	Balances and result

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and equity		Income Statement
	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2019
Non-current liabilities
Provision for phantom stock plan	203,865	136,505	(102,021)	(13,875)
Shareholders' equity
Stock option granted	8,545	5,979	(2,566)	(3,956)
Total general and administrative expenses from share-based transactions			(104,587)	(17,831)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	September 30, 2020	December 31, 2019
Lands and forests acquisition
Real estate receivables certificates (1)	45,801	78,345
	45,801	78,345
Business combination
Facepa (2)	43,064	42,533
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (3)	442,505	420,737
	485,569	463,270
	531,370	541,615

Current	102,013	94,414
Non-current	429,357	447,201

1)	Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão, updated by IPCA.

2)	Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining updated at IPCA, adjusted by possible losses incurred up to the payment date, with maturities in March 2023 and March 2028.

3)	On August 2014, the Company acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$528,941 with a upon payment of R$44,998 and remaining with maturity to August 2029. The monthly settlements are subject to interest and updated by the variation of the U.S. Dollar exchange rate and partially updated by the IPCA.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

24.	SHAREHOLDERS’ EQUITY

24.1	Share capital

On September 30, 2020, the Suzano’s share capital is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. The share capital is net of the public offering expenses of R$33,735. The breakdown of the share capital is set forth below:

	Ordinary
Shareholder	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,809,797	14.31
Managements	35,564,742	2.61
Alden Fundo de Investimento em Ações	26,154,741	1.92
	624,141,609	45.85
Treasury	12,042,004	0.88
BNDESPAR (1)	150,217,425	11.04
Votorantim S.A.	75,180,059	5.52
Other shareholders	499,682,487	36.71
	1,361,263,584	100.00

1)	On October 6, 2020, the shares held by BNDESPAR were traded in a secondary offer transaction as disclosed in note 30.1.

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

For the nine-month period ended September 30, 2020, SUZB3 common shares ended the period quoted at R$45.55 (forty-five Brazilian Reais and fifty-five cents) (R$39.68 (thirty-nine Brazilian Reais and sixty-eight cents) on December 31, 2019).

24.2	Treasury shares

The Company has 12,042,004 common shares of own issuance held in treasury, with an average cost of R$18.13 (eighteen Brazilian Reais and thirteen cents) per share, with historical value of R$218,265 and market value corresponding to R$548,513. For the nine-month period ended September 30, 2019, there was no movement of purchase or sale.

25.	EARNINGS (LOSS) PER SHARE

25.1	Basic

The basic (loss) earnings per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	September 30, 2020	September 30, 2019
Resulted of the period attributable for controlling shareholders’	(16,640,130)	(3,987,065)
Weighted average number of shares in the period	1,361,264	1,361,264
Weighted average treasury shares	(12,042)	(12,042)
Weighted average number of outstanding shares	1,349,222	1,349,222
Basic loss per common share - R$	(12.33313)	(2.95508)

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

25.2	Diluted

The diluted earnings per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	September 30, 2020	September 30, 2019
Resulted of the period attributed to controlling shareholders’	(16,640,130)	(3,987,065)
Weighted average number of shares in the period (except treasury shares)	1,349,222	1,349,222
Weighted average number of shares (diluted)	1,349,222	1,349,222
Diluted loss per common share - R$	(12.33313)	(2.95508)

Due to the loss in the period, the Company does not consider the dilution effect in the measurement.

26.	NET FINANCIAL RESULT

	September 30, 2020	September 30, 2019
Financial expenses
Interest on loans, financing and debentures (1)	(2,512,873)	(2,527,548)
Premium with repurchase of bonds	(391,390)
Amortization of fundraising costs (2)	(72,516)	(203,691)
Amortization of fair value adjustment on business combination	(35,772)	31,985
Other financial expenses	(472,380)	(424,517)
	(3,484,931)	(3,123,771)
Financial income
Cash and cash equivalents and marketable securities	128,099	305,174
Amortization of fair value adjustment on business combination	71,428	37,412
Other financial income	62,059	50,788
	261,586	393,374
Income from derivative financial instruments
Income	2,758,943	3,240,620
Expenses	(14,865,122)	(5,477,524)
	(12,106,179)	(2,236,904)
Monetary and exchange rate variation, net
Loans, financing and debentures	(18,215,632)	(3,290,597)
Lease	(832,055)	(46,820)
Other assets and liabilities (3)	2,053,281	(45,637)
	(16,994,406)	(3,383,054)
	(32,323,930)	(8,350,355)

1)	Does not include R$9,891 arising from capitalized interest (R$2,952 as of September 30, 2019).

2)	Includes an expense of R$2,276 arising from transaction costs with loans and financing that were recognized directly to the income statement (R$30,888 as of September 30, 2019).

3)	Includes effects of exchange rate variations of trade accounts receivable, trade account payable, cash and cash equivalents, marketable securities and other.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

27.	NET SALES

	September 30, 2020	September 30, 2019
Gross sales	26,358,917	22,904,748
Sales deductions
Adjustment to present value		(5,316)
Returns and cancelations	(52,724)	(73,720)
Discounts and rebates	(2,941,620)	(2,814,413)
	23,364,573	20,011,299

Taxes on sales	(917,272)	(1,047,309)

Net sales	22,447,301	18,963,990

28.	SEGMENT INFORMATION

28.1	Criteria for identifying operating segments

In the financial statements for the year ended December 31, 2019, the information by segment used by the Company was disclosed, which did not change during the period.

28.2	Information of operating segments

	September 30, 2020
	Pulp	Paper	Not segmented	Total
Net sales	19,031,290	3,416,011		22,447,301
Domestic market (Brazil)	1,155,999	2,288,630		3,444,629
Foreign market	17,875,291	1,127,381		19,002,672
Cost of sales	(11,839,056)	(2,243,631)		(14,082,687)
Gross profit	7,192,234	1,172,380		8,364,614
Gross margin (%)	37.8%	34.3%		37.3%

Operating income (expenses)	(1,815,181)	(517,064)		(2,332,245)
Selling	(1,302,925)	(281,703)		(1,584,628)
General and administrative	(680,019)	(283,267)		(963,286)
Other operating, net	159,473	48,794		208,267
Income (loss) from associates and joint ventures	8,290	(888)		7,402
Operating profit before net financial income (“EBIT”) (1)	5,377,053	655,316		6,032,369
Operating margin (%)	28.3%	19.2%		26.9%

Financial result, net			(32,323,930)	(32,323,930)

Net income (loss) before taxes	5,377,053	655,316	(32,323,930)	(26,291,561)

Income taxes			9,662,275	9,662,275

Net income (loss) for the period	5,377,053	655,316	(22,661,655)	(16,629,286)
Profit (loss) margin for the period (%)	28.3%	19.2%		(74.1)%

Result of the period attributable to controlling shareholders	5,377,053	655,316	(22,672,499)	(16,640,130)
Result of the period attributed to non-controlling shareholders			10,844	10,844

Depreciation, depletion and amortization	4,635,402	375,717		5,011,119

1)	Earnings before interest and tax.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

	September 30, 2019
	Pulp	Paper	Not segmented	Total
Net sales	15,395,971	3,568,019		18,963,990
Domestic market (Brazil)	1,432,137	2,465,823		3,897,960
Foreign market	13,963,834	1,102,196		15,066,030
Cost of sales	(12,581,007)	(2,352,419)		(14,933,426)
Gross profit	2,814,964	1,215,600		4,030,564
Gross margin (%)	18.3%	34.1%		21.3%

Operating income (expenses)	(1,532,136)	(561,355)	128,115	(1,965,376)
Selling	(1,084,740)	(282,558)		(1,367,298)
General and administrative	(606,419)	(281,353)		(887,772)
Other operating, net	153,222	(12,890)	128,115	268,447
Income from associates and joint ventures	5,801	15,446		21,247
Operating profit before net financial income (“EBIT”) (1)	1,282,828	654,245	128,115	2,065,188
Operating margin (%)	8.3%	18.3%		10.9%

Financial result, net			(8,350,355)	(8,350,355)

Net income (loss) before taxes	1,282,828	654,245	(8,222,240)	(6,285,167)

Income taxes			2,295,649	2,295,649

Net income (loss) for the period	1,282,828	654,245	(5,926,591)	(3,989,518)
Profit (loss) margin for the period (%)	8.3%	18.3%		(21.0)%

Result of the period attributable to controlling shareholders	1,282,828	654,245	(5,924,138)	(3,987,065)
Result of the period attributed to non-controlling shareholders			(2,453)	(2,453)

Depreciation, depletion and amortization	5,936,578	376,504		6,313,082

1)	Earnings before interest and tax.

28.3	Net sales by product

The following table set forth the breakdown of consolidated net sales by product:

Products	September 30, 2020	September 30, 2019
Market pulp (1)	19,031,290	15,395,971
Printing and writing paper (2)	2,700,073	2,934,497
Paperboard	676,721	592,891
Other	39,217	40,631
Net sales	22,447,301	18,963,990

1)	Net sale from fluff pulp represents around of 0.6% of total net sales and, therefore, was included in market pulp net sales.

2)	Tissue is a recently launched product and its revenues represent around of 2.6% of total net sales and, therefore, was included in printing and writing paper net sales.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

28.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination were allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGU”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set forth below:

	September 30, 2020	December 31, 2019
Pulp	7,942,486	7,942,486
Consumer goods	119,332	119,332
	8,061,818	8,061,818

29.	RESULTS BY NATURE

	September 30, 2020	September 30, 2019
Cost of sales (1)
Personnel expenses	(715,005)	(1,035,211)
Costs with raw materials, materials and services	(5,549,242)	(5,485,017)
Logistics cost	(3,197,133)	(2,004,928)
Depreciation, depletion and amortization (2)	(4,242,562)	(5,586,091)
Operating expenses Covid-19 (3)	(46,896)
Other (4)	(331,849)	(822,179)
	(14,082,687)	(14,933,426)
Selling expenses
Personnel expenses	(145,335)	(148,498)
Services	(77,719)	(61,010)
Logistics cost	(607,544)	(385,757)
Depreciation, depletion and amortization	(701,253)	(671,465)
Other (5)	(52,777)	(100,568)
	(1,584,628)	(1,367,298)
General and Administrative expenses
Personnel expenses	(550,835)	(485,076)
Services	(208,227)	(226,002)
Depreciation, depletion and amortization	(53,950)	(33,323)
Social actions Covid-19	(48,558)
Operating expenses Covid-19 (3)	(34,353)
Other (6)	(67,363)	(143,371)
	(963,286)	(887,772)
Other operating income (expenses) net
Rents and leases	3,332	1,832
Result from sale of other products, net	39,140	20,113
Result from sale and disposal of property, plant and equipment and biological assets, net (4)	(679)	(52,776)
Result on fair value adjustment of biological assets	173,733	83,453
Insurance reimbursement	5,008	6,589
Provision for loss of judicial deposits		(3,284)
Amortization and depletion	(13,354)	(18,077)
Sale of legal credits (Eletrobrás)		87,000
Result on disposal of investments	(9,404)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)		128,115
Other operating income (expenses), net	10,491	15,482
	208,267	268,447

1)	Includes R$291,357 related to idle capacity and maintenance downtime (there were no expenses as of September 30, 2019).

2)	In the period ended September 30, 2019 includes amortization of the inventories step up, arising from the business combination with Fibria, in the amount of R$2,178,903.

3)	Includes, mainly, expenses in the facilities units for the upgrading of cafeterias and workplaces, expansion of the frequency of conservation, cleaning, hygiene and maintenance of common areas, public transport with more space between passengers, distribution of masks and realization rapid tests on employees working in facilities units.

4)	Includes R$817 related to dismantling cost arising from land lease agreement used in the formation of the cost of biological assets.

5)	Includes expected credit losses, insurance, materials of use and consumption, travel, accommodation, trade fairs and events.

6)	Includes corporate expenses, insurance, materials of use and consumption, social programms and donations, travel and accommodation.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2020

30.	SUBSEQUENT EVENTS

30.1	Secondary public offering of shares BNDES Participações S.A. (“BNDESPAR”)

In connection with the material facts disclosed on September 3 and 18, 2020 and October 2, 2020, the Company closed on October 6, 2020, the secondary public offering of 150,217,425 common shares, without par value, of Suzano held by BNDES Participações S.A. – BNDESPAR, including 13,180,000 securities in the form of American Depositary Shares (“ADSs”), at a price per Security to the public of R$46.00 (forty-six Brazilian Reais), resulting in an aggregate sale price of R$6,910,002. The ADSs were offered and sold to the public at a price of U.S.$8.15 (eight U.S. Dollars and fifteen cents) per ADS. The price per security in the form of ADS corresponds to the price per security translated into U.S. Dollars, based on the selling exchange rate for U.S. Dollars (PTAX).

The final distribution data for the brazilian offer, considering the ADSs, are shown in the table below:

Purchaser type	Number of buyers	Number of shares acquired
Individual investors	1,355	6,647,043
Investment clubs	21	242,688
Investment funds	372	60,936,369
Private pension entities	20	2,018,712
Foreign investors	81	77,700,003
Other financial institutions	2	1,617,678
Other legal entities	53	973,282
Partners, managements , employees, representatives and other people related to the Company and/or institutions participating in the offer	42	81,650
	1,946	150,217,425

30.2	Tax assesment - Corporate Income Tax and Social Contribution

On October 5, 2020, the Company was notified about the tax assessment issued by the Brazilian Internal Revenue Service claiming the payment of Corporate Income Tax and Social Contribution, in the total amount of R$450,218, resulting from the remeasurement of profit of its wholly-owned subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. Besides the Company, Statutory Executive Officers’ (“Officers”) from Suzano Trading were also included as co-responsible. The legal counsel engaged by the Company considered the risk of loss as possible in regards to the Company and, in reference to the Officers, also possible but with more chances of winning (possible to remote).